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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9

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                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          COPLEY PHARMACEUTICAL, INC.
                           (NAME OF SUBJECT COMPANY)

                          COPLEY PHARMACEUTICAL, INC.
                       (NAME OF PERSON FILING STATEMENT)

                                  COMMON STOCK
                            PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  21745k-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

          DANIEL L. KORPOLINSKI, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          COPLEY PHARMACEUTICAL, INC.
                                  25 JOHN ROAD
                                CANTON, MA 02021
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                             LESLIE E. DAVIS, ESQ.
                             STEVEN C. BROWNE, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 248-7000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Copley Pharmaceutical, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 25 John Road, Canton, MA 02021. The title of the class of equity securities of the Company to which this Schedule 14D-9 relates is the common stock, par value $.0l per share (the "Company Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the offer by Caribou Merger Corporation, a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Teva Pharmaceuticals USA, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares (the "Shares") of Company Common Stock at a price of $11.00 per share, net to the seller in cash (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 1999 (the "Offer to Purchase") and the related letter of transmittal and any amendment or supplement thereto (the "Letter of Transmittal") (which together constitute the "Offer").

     The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 16, 1999 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "SEC" or the "Commission") by Merger Sub and Parent. The Schedule 14D-1 states that the principal executive offices of Parent and Merger Sub are located at 650 Cathill Road, Sellersville, PA 18960.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 9, 1999 (the "Merger Agreement") among the Company, Parent and Merger Sub. A copy of the Merger Agreement is filed as Exhibit 3 to this
Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Merger Sub will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior thereto shall be canceled and extinguished and each Share (other than Shares held in the treasury of the Company, Shares held by Parent, Merger Sub or any other subsidiary of Parent or the Company, and Shares with respect to which appraisal rights are properly exercised) will, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of the Shares or the holders of any capital stock of Merger Sub, be converted into the right to receive the Offer Consideration (or any higher price that may be paid for each Share pursuant to the Offer) in cash, without interest (the "Merger Consideration"). The obligations of Parent under the Merger Agreement have been guaranteed by Teva Pharmaceutical Industries Limited ("Teva Israel"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the sections entitled "Executive Compensation" and "Certain Transactions" in the Company's proxy statement for its 1999 Annual Meeting of Stockholders (the "1999 Proxy Statement"). A copy of the relevant sections of the 1999 Proxy Statement has been filed with the Commission as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. Except as described herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Parent, Merger Sub or their respective executive officers, directors or affiliates.
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ARRANGEMENTS WITH PARENT, MERGER SUB OR THEIR AFFILIATES

THE CONFIDENTIALITY AGREEMENT

     On March 18, 1999, the Company and Parent entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which the Company agreed to supply Parent with certain requested information and Parent agreed to treat such information confidentially and to use such information solely in connection with the transactions contemplated by the Merger Agreement. Parent also agreed that until March 18, 2000, it would not take any action that would cause or facilitate the acquisition by any person, including Parent or its affiliates, of the Company's securities or assets, unless permitted in writing by the Company. The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference.

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement, a copy of which is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

     The Offer. The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides for the commencement of the Offer as soon as practicable after the date of the Merger Agreement, but in no event later than five business days after the public announcement of the execution and delivery of the Merger Agreement. The obligation of Merger Sub to commence the Offer and to accept for payment and pay for the Shares tendered pursuant to the Offer is subject to the conditions set forth below under the section entitled "Conditions to the Offer." Merger Sub may modify the terms of the Offer, but without the prior written consent of the Company, Merger Sub may not (a) decrease the Offer Consideration or change the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (b) change the conditions to the Offer (other than to increase the Offer Consideration), (c) impose additional conditions to the Offer, (d) waive the condition that there shall be validly tendered and not withdrawn prior to the time the Offer expires a number of Shares which, together with any Shares beneficially owned by Parent and its affiliates, constitutes at least a majority of the Shares outstanding on a fully-diluted basis (excluding options the exercise price of which is equal to or greater than the Offer Consideration) as of the date of purchase, (e) terminate or withdraw the Offer or extend the expiration date of the Offer (except as required by law), or (f) amend any term of the Offer in any manner adverse to holders of Shares. Notwithstanding the foregoing: (a) Merger Sub may waive, except as set forth above, any other condition to the Offer, in whole or in part, in its sole discretion; (b) the Offer may be extended in connection with an increase in the Offer Consideration so as to comply with applicable rules and regulations of the SEC; (c) if all of the conditions to the Offer are not satisfied on any scheduled expiration date, and if all of such conditions are then still reasonably capable of being satisfied prior to the Termination Date (as defined below), Merger Sub shall extend the Offer from time to time (each such individual extension not to exceed ten (10) business days after the previously scheduled expiration date) until such conditions are satisfied or waived, but Merger Sub will not be required to extend the Offer beyond the Termination Date; and (d) the Offer may be extended for one additional period of up to ten (10) business days, if on such expiration date the conditions of the Offer shall have been satisfied or earlier waived, but the number of Shares that have been validly tendered and not withdrawn represents less than ninety percent (90%) of the then issued and outstanding Shares on a fully diluted basis (excluding options the exercise price of which is equal to or greater than the Offer Consideration). However, Merger Sub has agreed that as to such final extension any condition satisfied or waived at the commencement of such extension (other than a requirement of law) will be deemed satisfied at the end of such extension. Assuming the prior satisfaction or waiver of the conditions to the Offer as set forth below, Merger Sub will accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law.

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     The Merger; Conversion of Securities.  The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement and the applicable provisions of Delaware Law, Merger Sub will be merged with and into the Company and the separate existence of Merger Sub will cease, and the Company will be the Surviving Corporation and a wholly owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares held by Parent, Merger Sub or any other wholly owned subsidiary of Parent or the Company, and Shares with respect to which appraisal rights are properly exercised) will, by virtue of the Merger and without any action on the part of Merger Sub, the Company, the holders of any Shares or the holders of any capital stock of Merger Sub, be converted into the right to receive the Merger Consideration. Each Share held in the treasury of the Company and each Share owned by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company immediately before the Effective Time, including Merger Sub, shall be cancelled and extinguished and no payment or other consideration shall be made with respect thereto. The shares of capital stock of Merger Sub outstanding immediately prior to the Merger shall be converted into validly issued, fully paid and non-assessable shares of the common stock of the Surviving Corporation, which shares shall constitute all of the issued and outstanding capital stock of the Surviving Corporation and shall be owned by Parent.

     The Merger Agreement further provides that, notwithstanding any provision of the Merger Agreement to the contrary, any Shares issued and outstanding immediately prior to the Effective Time and held by a stockholder who has demanded and perfected demand for appraisal of such stockholder's Shares in accordance with Delaware Law (including, but not limited to Section 262 thereof) and who as of the Effective Time has neither effectively withdrawn nor lost (through failure to perfect or otherwise) such stockholder's right to such appraisal shall not be converted into or represent the right to receive the Merger Consideration, but the holder thereof shall be entitled to only such rights as are granted by Delaware Law. Notwithstanding the foregoing, if any stockholder who demands appraisal of such stockholder's Shares under Delaware Law shall effectively withdraw or lose such stockholder's right to appraisal, then as of the Effective Time or the occurrence of such event, whichever occurs later, such stockholder's Shares shall automatically be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the Shares certificate(s).

     Teva Israel has guaranteed the obligations of Parent, its indirect wholly owned subsidiary, under the Merger Agreement.

     Treatment of Stock Option Plans and Stock Purchase Plan. The Merger Agreement provides that at the Effective Time each then outstanding option to purchase Shares under the Company's 1986 Incentive Stock Option Plan, 1990 Stock Option Plan, Amended and Restated 1992 Stock Plan, 1992 Non-Employee Director Stock Option Plan and 1995 Non-Employee Director Stock Option Plan (collectively, the "Company Stock Option Plans," which term expressly does not include the Company's 1992 Employee Stock Purchase Plan (the "Common Stock Purchase Plan")), whether or not then exercisable or vested (individually, an "Option" and collectively, the "Options"), will be cancelled, and each holder thereof will receive at the Effective Time from the Surviving Corporation for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference, if any, between the Merger Consideration and the per share exercise price of such Option to the extent such difference is a positive number (such amount being hereinafter referred to as the "Option Consideration"). Upon receipt of the Option Consideration, any and all rights the holder had or may have had in respect of such Option will terminate. The Company agreed to use reasonable best efforts to ensure that the Company Stock Option Plans terminate as of the Effective Time and that following the Effective Time no participant in any Company Stock Option Plan or other plan, program or arrangement has any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any subsidiary or affiliate thereof and to terminate all such plans.

     Pursuant to the Merger Agreement, effective immediately prior to the Effective Time, the Board of Directors of the Company will terminate the Common Stock Purchase Plan. Each participant in the Common Stock Purchase Plan will receive at the Effective Time from the Surviving Corporation in lieu of each Share of Company Common Stock that could have been purchased under the Common Stock Purchase Plan had the then applicable Payment Period (as defined in the Common Stock Purchase Plan) ended on such termination
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date, an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the Option Price (as defined in the Common Stock Purchase Plan) determined with reference only to the first business day of the applicable Payment Period (as defined in the Common Stock Purchase Plan) to the extent such difference is a positive number. All funds contributed by participants to the Common Stock Purchase Plan which have not been used to purchase Company Common Stock as of the termination date will be returned, in cash, without interest, to participants in the Common Stock
Purchase Plan as soon as administratively feasible after such termination date.

     Board Representation. The Merger Agreement provides that, promptly following the acceptance for payment and payment for Shares pursuant to the Offer (the "Offer Closing Date"), Merger Sub will be entitled to designate such number of directors on the Board of Directors of the Company as will give Merger Sub, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), representation on such Board of Directors equal to that number of directors, rounded up to the next whole number (and in no event less than a majority of the Board of Directors), which is the product of (a) the total number of directors on such Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Merger Sub or otherwise owned by Merger Sub and its affiliates bears to (ii) the number of Shares outstanding. The Company has agreed, subject to applicable law, to take all action requested by Merger Sub necessary to effect any such election. In connection with the foregoing, the Company has agreed to promptly, at the option of Merger Sub, either increase the size of the Company's Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable Merger Sub's designees to be elected to the Company's Board of Directors as provided above. In the event that Merger Sub's designees are appointed or elected to the Board of Directors of the Company, until the Effective Time of the Merger such Board of Directors shall have at least two Independent Directors (as defined below). An Independent Director is a person who is a director of the Company on the date of the Merger Agreement and who is not (1) an employee, officer, director, appointee, nominee or affiliate of Hoechst or any of its affiliates (other than the Company), Parent or Merger Sub or any of their affiliates, or (2) an employee or officer of the Company. Following the election or appointment of Merger Sub's designees to the Company Board as provided above, the vote of the Independent Directors will be required to authorize any matter relating to the Merger Agreement or the Merger, including without limitation, any termination or amendment of the Merger Agreement by the Company, any extension of time for the performance of any obligation of Parent or Merger Sub under the Merger Agreement, or any waiver of compliance by Parent or Merger Sub with any provision of the Merger Agreement for the benefit of the holders of the Shares.

     Stockholder Meeting. The Merger Agreement provides that, to the extent required by law, the Company shall take all action necessary in accordance with Delaware Law, the Company's certificate of incorporation, as amended, and its by-laws to convene as promptly as practicable following the Offer Closing Date a meeting of its stockholders (the "Company Stockholders Meeting") to consider and vote upon the Merger, the Merger Agreement and the transactions contemplated thereby. The proxy statement used in connection with Company Stockholders Meeting, if one is required, will include the recommendation of the Board of Directors of the Company to the holders of Shares that they vote in favor of the adoption of the Merger Agreement and the Merger, except to the extent that the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of the Merger Agreement. Pursuant to the Merger Agreement and subject to its fiduciary duties under Delaware Law, in connection with the Company Stockholders Meeting the Company's Board of Directors shall (a) cause the Company to use its reasonable best efforts to solicit from the holders of Shares their proxies in favor of the Merger and the Merger Agreement and (b) cause the Company to take all other lawful action reasonably necessary to secure stockholder approval of the Merger and the Merger Agreement.

     Parent and Merger Sub will vote all Shares over which they exercise voting control in favor of the approval and adoption of the Merger and the Merger Agreement. Under Delaware Law, if Merger Sub acquires at least 90% of the outstanding Shares, Merger Sub will be able to approve the Merger without a vote of the Company's stockholders. See Section 12 of the Schedule 14D-1 for a further discussion of certain provisions of Delaware law applicable to the Merger.

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     Representations and Warranties.  The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to various matters, including: organization and qualification, capitalization, the absence of certain changes or events concerning the Company's business, compliance with law, litigation, regulatory matters, employee benefit plans, customers and suppliers, insurance, real and personal property, labor matters, intellectual property, environmental matters, and taxes.

     Conduct of the Business of the Company. The Company has agreed that during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Offer Closing Date, the Company will, with certain exceptions, conduct its business and will cause the businesses of its subsidiaries to be conducted only in the ordinary course of business and in a manner consistent with past practice; and the Company will use reasonable commercial efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries, to prevent the loss, cancellation, abandonment, forfeiture or expiration of any intellectual property rights of the Company and its subsidiaries, to preserve in full force and effect all material licenses and approvals held by the Company and its subsidiaries, and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations. Neither the Company nor any of its subsidiaries will, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Offer Closing Date, directly or indirectly do, or propose to do, any of the following, subject to certain exceptions, without the prior written consent of Parent:

          (a) amend or otherwise change the Company's or any of its subsidiaries' certificate of incorporation or by-laws;

          (b) issue or sell, pledge, dispose or encumber, or authorize the issuance or sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest of the Company or any of its subsidiaries;

          (c) sell, pledge, dispose of or encumber any material assets of the Company or any of its subsidiaries;

          (d) (A) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary of the Company may declare and pay a dividend to its parent; (B) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (C) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries;

          (e) (A) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any investment therein (other than the acquisition of equity and debt securities of issuers for investment purposes where such securities represent less than 5% of the issuer's outstanding voting securities on an as-converted basis); (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of the Company's subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in each case in the ordinary course of business consistent with past practice and except that the Company may incur short-term indebtedness for borrowed money in an amount not to exceed in the aggregate $1,000,000 on terms that do not include the payment of any prepayment penalty or premium and which the Company will repay within five
     (5) business days from the proceeds of maturing short-term investments; (C) enter into any agreement or arrangement that would have qualified as a Material Contract if it had been in effect on the date of the Merger Agreement, or amend or terminate any Material Contract; (D) authorize any capital expenditures or purchase of fixed assets or
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     bioequivalence studies other than in the ordinary course of business; or
     (E) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by the Merger Agreement;

          (f) amend or enter into any employment, severance or change of control agreement; increase the compensation payable or to become payable to its officers or employees; grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its subsidiaries; or establish, adopt, enter into, amend or terminate any Employee Plan except as may be required by law;

          (g) take any action, other than as required by generally accepted accounting principles or the SEC, to change accounting policies or procedures;

          (h) make any material tax election inconsistent with past practices or settle or compromise any material Federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax;

          (i) waive or release any rights material to the Company and its subsidiaries or pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction (A) in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice or (B) of claims for injury related to use of the Company's albuterol sulfate solution consistent with past practice; or

          (j) take, or agree in writing or otherwise to take, any of the foregoing actions or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect in any material respect, prevent the Company from performing in any material respect or cause the Company not to perform in any material respect its covenants under the Merger Agreement, or result in any of the conditions to the Merger set forth therein not being satisfied.

     Indemnification. The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the certificate of incorporation of the Company as of the date of the Merger Agreement, which provisions may not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder existing at the Effective Time of individuals who at the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law.

     The Surviving Corporation and Parent have agreed, from and after the Effective Time, to indemnify, defend and hold harmless, to the fullest extent permitted under applicable law, each person, who on the date of the Merger Agreement was, or who was at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of the Company or any of its subsidiaries against any costs or expenses (including reasonable attorneys' fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (in whole or in part) any action or omission occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) and to pay expenses in advance of the final disposition of any such claim, action, suit, proceeding or investigation to the fullest extent permitted by law.

     Parent and the Surviving Corporation have also agreed, from and after the Effective Time, to honor all of the indemnity agreements entered into prior to the date of the Merger Agreement by the Company with its officers, employees, directors and consultants, whether or not such persons continue in their positions with Parent or the Surviving Corporation following the Effective Time.

     The Merger Agreement also provides that, from and after the Effective Time until at least six years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain in effect directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and

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officers' liability insurance policies of at least the same coverage and amounts, containing terms that are no less advantageous with respect to claims arising at or before the Effective Time than the Company's policies in effect immediately prior to the Effective Time; provided, however, that neither Parent nor the Surviving Corporation will be required to pay an annual premium in excess of 150% of the last annual premium paid by the Company for such coverage prior to the date of the Merger Agreement, in which event the Parent shall purchase such coverage as is available for such 150% of such annual premium.

     No Solicitation. The Merger Agreement provides that from the date of the Merger Agreement to the earlier of the Effective Time or termination of the Merger Agreement in accordance with its terms, the Company will not nor will it permit any of its subsidiaries or any of its or their respective officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) (collectively, the "Representatives") to, directly or indirectly:

          (a) initiate, solicit or knowingly encourage any inquiries, offers or proposals that constitute, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below), (b) engage in negotiations or discussions concerning, or provide to any person or entity any non-public information or data relating to the Company or any of its subsidiaries for the purposes of making, or take any other action to facilitate knowingly, the making of any Acquisition Proposal or inquiry that could reasonably be expected to lead to an Acquisition Proposal, or (c) agree to, approve or recommend any Acquisition Proposal; provided, however, that, subject to the Company's compliance with the provisions of the Merger Agreement, nothing contained in the Merger Agreement will prevent the Company or its Board of Directors, prior to the adoption of the Merger Agreement at the Company Stockholders Meeting, from (i) entering into a definitive agreement providing for the implementation of a Superior Proposal (as defined below) if the Company or the Board of Directors is simultaneously terminating the Merger Agreement in accordance with its terms, (ii) providing non-public information or data to, entering into customary confidentiality agreements with, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide, written Acquisition Proposal to the Company or its stockholders, if the Board of Directors of the Company, by action of a majority of Independent Directors, determines in good faith after consultation with nationally-recognized independent financial advisors that such Acquisition Proposal, if accepted, constitutes, or is reasonably likely to lead to, a Superior Proposal or
     (iii) taking and disclosing to its stockholders a position with respect to such Acquisition Proposal contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or making any other public disclosure that, after consultation with and based on the advice of outside legal counsel, is determined to be required by applicable law; provided, further, that except as otherwise permitted by the terms of the Merger Agreement, the Company does not withdraw or modify its position with respect to the Merger or approve or recommend an Acquisition Proposal.

     The Company has also agreed that it will (a) promptly, and in any event within 24 hours, notify Parent orally and in writing after receipt by the Company (or its advisors) of any Acquisition Proposal or any inquiries which could reasonably be expected to lead to an Acquisition Proposal, including the material terms and conditions thereof and the identity of the person making it,
(b) (x) promptly, and in any event within 24 hours, notify Parent orally and in writing after receipt of any request for non-public information relating to it or any of its subsidiaries or for access to its or any of its subsidiaries' properties, books or records by any person that, to the Company's knowledge, is considering making, or has made, an Acquisition Proposal and (y) promptly provide to Parent any nonpublic information regarding the Company provided to any such person which was not previously provided to Parent, (c) receive from any person identified in clause (b) an executed confidentiality letter in reasonably customary form and containing terms that are as stringent in all material respects as those contained in the confidentiality agreement with Parent prior to delivery of any such non-public information, and (d) keep Parent advised on a prompt basis of the status of any such Acquisition Proposal, inquiry or request (including notifying Parent within 24 hours of any material changes to the terms and conditions of any Acquisition Proposal).

     The Company will not withdraw or modify, in any manner adverse to Parent, its approval or recommendation of the Merger Agreement or the Merger and will not approve or recommend an Acquisition

Proposal, except in each case in connection with a Superior Proposal and then only upon or after the termination of the Merger Agreement pursuant to its terms.

     For purposes of the Merger Agreement, the term "Acquisition Proposal" means any of the following (other than the transactions between the Company, Parent and Merger Sub contemplated by the Merger Agreement and the transactions contemplated by the Stockholder Agreement and the Registration Rights Agreement) involving the Company or any of its subsidiaries: (a) a proposal for any transaction pursuant to which any person or its affiliates (a "Third Party") proposes to acquire beneficial ownership of at least twenty percent (20%) of the outstanding equity securities of the Company, whether from the Company or pursuant to a tender offer, exchange offer, recapitalization, reorganization or otherwise, (b) a proposal for any merger, consolidation or other business combination involving the Company pursuant to which any Third Party proposes to acquire beneficial ownership of at least twenty percent (20%) of the outstanding equity securities of the Company or the entity surviving such merger, consolidation or other business combination, (c) a proposal for any other transaction or series of related transactions pursuant to which any Third Party proposes to acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company, and the entity surviving any merger, consolidation or business combination including any of them) of the Company and its subsidiaries having a fair market value equal to or greater than twenty percent (20%) of the fair market value of all of the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction, or (d) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     For purposes of the Merger Agreement, the term "Superior Proposal" means a bona fide written Acquisition Proposal (a) for which financing, to the extent required, is committed, (b) which in the good faith judgment of a majority of the Independent Directors is reasonably likely to be consummated without undue delay and (c) which a majority of the Independent Directors determine in their good faith judgment (based upon the opinion (written or oral) of nationally-recognized independent financial advisors that the value of the consideration provided for in such proposal exceeds the value of the consideration provided for in the Offer and the Merger) and after taking into account all legal, financial, regulatory and other material aspects of the Acquisition Proposal, and the person making the proposal, to be more favorable to the Company's stockholders than the Merger.

     Conditions to the Offer. The Merger Agreement provides that, notwithstanding any other provision of the Offer, Merger Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and (subject to the terms of the Merger Agreement) may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, (i) there shall not have been validly tendered and not withdrawn prior to the time the Offer otherwise expires a number of Shares which, together with any Shares beneficially owned by Parent and its affiliates, constitutes at least a majority of the Shares outstanding on a fully-diluted basis (excluding options the exercise price of which is equal to or greater than the Offer Consideration) or (ii) any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("the "HSR Act"), shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time on or after the date of the Merger Agreement and before acceptance for payment of such Shares any of the following events shall occur and be continuing:

          (a) any U.S. or foreign governmental entity or foreign, federal, state or local court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (other than the application to the Offer and the Merger of applicable waiting periods under the HSR Act) which is in effect and which (1) prevents or prohibits consummation of the Offer or the Merger, (2) prohibits or limits the ownership or operation by the Company, Parent or any of their affiliates or subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, (3) imposes material limitations on the ability of Parent, Merger Sub or any other subsidiary of Parent to hold or to exercise effectively full rights of ownership of the Shares, including, without limitation, the right to vote the Shares, acquired by Merger Sub pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (4) requires divestiture by Parent, Merger Sub or any other affiliate of Parent of the Shares, or (5) requires Parent, the Company or any of their respective affiliates to enter into a divestiture, hold-separate, business limitation or similar agreement or undertaking, except in the case of clauses (2), (3), (4) and (5) for any prohibition, limitation or requirement which would not, individually or in the aggregate, in the reasonable judgment of the board of directors of Parent, materially and adversely impact the economic or business benefits to Parent and its affiliates of the transactions contemplated by the Merger Agreement or the ability of Parent or the Surviving Corporation to conduct its business (including, without limitation, its product development efforts) substantially in the manner such business was being conducted as of the date of the Merger Agreement; or

          (b) the representations and warranties of the Company contained in the Merger Agreement (without giving effect to any materiality limitations contained therein) shall fail to be true and correct (except for representations and warranties made as of a specified date, which shall fail to be so true and correct as of such date) and the failure of such representations and warranties to be so true and correct in the aggregate shall have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole; or

          (c) the Company shall not have performed or complied in all material respects with its obligations, agreements or covenants under the Merger Agreement to be performed or complied with by it; or

          (d) the Merger Agreement shall have been terminated in accordance with its terms; or

          (e) there shall have occurred a material adverse change in the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole, excluding any change resulting from or attributable to general economic conditions; or

          (f) there shall have occurred (1) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or the over-the-counter market in the United States (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index) for a continuous period of five (5) days, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (3) any material limitation (whether or not mandatory) by any U.S. or foreign governmental entity on the extension of credit by banks or other lending institutions in the United States, (4) a commencement of a war or armed hostilities or other national calamity directly involving the United States and Parent shall have determined that there is a reasonable likelihood that such event would have a material adverse significance to Parent, its subsidiaries, the Company and its subsidiaries all taken as a whole, or (5) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof; or

          (g) the Company's Board of Directors (1) shall have withdrawn or modified in a manner adverse to Parent or Merger Sub (including by amendment of this Schedule 14D-9) its approval or recommendation of the Merger Agreement or the transactions contemplated thereby, including the Offer or the Merger, (2) shall have recommended an Acquisition Proposal or
     (3) shall have adopted any resolution to effect any of the foregoing;

which, in the reasonable judgment of Merger Sub in any such case, and regardless of the circumstances (including any action or inaction by Parent or Merger Sub other than any action or inaction by Parent or Merger Sub constituting a breach of the Merger Agreement) giving rise to any condition, makes it inadvisable to proceed with such acceptance for payment or payments.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the approval and adoption of the Merger Agreement and the Merger by the requisite vote of the stockholders of the Company if and as required by Delaware Law and the Company's certificate of incorporation and by-laws; (b) the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; and there shall not have been any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal; and (d) Merger Sub shall have accepted for payment and paid for Shares tendered pursuant to the Offer, provided that this condition will be deemed satisfied if (A) Merger Sub fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms of the Offer or (B) Parent or any affiliate of Parent acquires any Shares other than pursuant to the Offer, which shares, when added to the shares acquired by Parent pursuant to the Offer would result in Parent owning at least a majority of the outstanding Shares on a fully diluted basis (excluding options the exercise price of which is equal to or greater than the Offer Consideration).

     Termination. The Merger Agreement provides that it may be terminated and the Offer and Merger abandoned at any time prior to the Offer Closing Date or the Effective Time, as set forth below, under the following circumstances, notwithstanding prior approval thereof by the stockholders of the Company:

          (a) prior to the Effective Time, by mutual written consent of Parent and the Company for any reason, or by mutual action of their respective boards of directors;

          (b) prior to the Effective Time, by Parent or the Company if there shall be any law or regulation making the consummation of the Merger illegal or if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall issue a non-appealable final order, decree or ruling or takes any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

          (c) prior to the Offer Closing Date, by the Company if (1) any of the representations and warranties of Parent or Merger Sub set forth in the Merger Agreement shall fail to be true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of other representations and warranties), in each case as of a given date as though made on and as of such date (except for representations and warranties made as of a specified date, which shall fail to be so true and correct as of such date), or (2) either Parent or Merger Sub shall have failed to perform or comply in all material respects with its obligations, agreements or covenants contained in the Merger Agreement, which failure, in the case of (1) or (2), is not curable or, if curable, is not cured by the earlier of (x) 15 calendar days after written notice of such failure is given by the Company to Parent or Merger Sub and (y) the Termination Date (as defined below);

          (d) prior to the Offer Closing Date, by Parent if (1) the representations and warranties of the Company set forth in the Merger Agreement (without giving effect to any materiality limitations contained therein) shall fail to be true and correct on a given date as though made on and as such date (except for representations and warranties made as of a specified date, which shall fail to be so true and correct as of such date) and the failure of such representations and warranties to be so true and correct in the aggregate has a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole, or (2) the Company shall have failed to perform or comply in all material respects with its obligations, agreements or covenants contained in the Merger Agreement, which failure, in the case of (1) or (2), is not curable or, if curable, is not cured by the earlier of (x) 15 calendar days after written notice of such failure is given by Merger Sub to the Company and (y) the Termination Date;

          (e) prior to the Effective Time, by Parent or the Company, if, at the Company Stockholders Meeting (including any adjournment or postponement thereof), if required, the requisite vote of the stockholders of the Company shall not be obtained (provided that in order for Parent to terminate the Merger Agreement pursuant to this provision Parent must have voted or caused to be voted the Shares beneficially owned by it or its affiliates in favor of the Merger and the Merger Agreement);

          (f) prior to the Effective Time, by the Company, if prior to the adoption of the Merger Agreement at the Company Stockholders Meeting the Board of Directors of the Company shall have approved, and the Company shall concurrently enter into, a definitive agreement providing for the implementation of a Superior Proposal; but only if (1) the Company shall not be then in breach of the non-solicitation covenant described in the section above entitled "No Solicitation," (2) the Company's Board of Directors shall have authorized the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, (3) during the ten (10) business day period after the Company's notice, (A) the Company shall offer to negotiate with, and, if accepted, shall negotiate in good faith with, Parent to attempt to make such commercially reasonable adjustments in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the Merger and
     (B) the Board of Directors of the Company shall conclude, after considering the results of such negotiations and the revised proposals made by Parent, if any, that any Superior Proposal giving rise to the Company's notice continues to be a Superior Proposal; (4) such termination shall be within five (5) business days following the ten (10) business day period referred to above, and (5) no termination pursuant to this provision shall be effective unless the Company shall simultaneously makes the payment of the termination fee required by the Merger Agreement (see the section below entitled "Fees and Expenses");

          (g) prior to the Offer Closing Date, by the Company, if Merger Sub shall fail to commence the Offer within five (5) business days following the date of the initial public announcement of the Offer;

          (h) prior to the Offer Closing Date, by the Company, (1) if the Offer shall expire or be withdrawn or terminated without any Shares being purchased thereunder or (2) if no Shares shall have been purchased thereunder on or prior to the Termination Date; provided, however, that the Company's right to terminate the Merger Agreement pursuant to clause (2) of this provision will not be available to the Company if the Company shall be in material breach of the Merger Agreement and such breach shall have been the proximate cause of the failure of the Offer to be consummated; or

          (i) prior to the Offer Closing Date, by Parent, (1) if the Offer shall have been withdrawn or terminated without any Shares having been purchased thereunder, whether or not the Offer had commenced, or (2) if no Shares shall have been purchased thereunder on or prior to the Termination Date, or (3) if the Stockholder Agreement shall have been terminated by Hoechst in accordance with its terms as in effect on the date of the Merger Agreement; provided, however, that Parent's right to terminate the Merger Agreement pursuant to this provision shall not be available to Parent if Merger Sub shall have withdrawn or terminated the Offer or failed to extend the Offer in breach of the Merger Agreement or if Parent or Merger Sub shall be in material breach of the Merger Agreement and such breach shall have been the proximate cause of the failure of the Offer to be consummated.

     For purposes of the Merger Agreement, the term "Termination Date" means October 31, 1999; provided, however, that if on October 31, 1999 the only condition to the Offer (as described in the section above entitled "Conditions to the Offer") that has not been satisfied or waived shall be the condition that any applicable waiting periods under the HSR Act shall have expired or been terminated prior to the expiration of the Offer, then the term "Termination Date" means December 31, 1999.

     Fees and Expenses. The Merger Agreement provides that, except as otherwise provided below, whether or not the Offer or the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees, costs and expenses.

     The Merger Agreement provides that, in the event the Company shall terminate the Merger Agreement pursuant to clause (c) under the section above entitled "Termination," Parent shall reimburse the Company for its actual, reasonable and documented out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby in an aggregate amount not to exceed $1,500,000. In the event Parent shall terminate the Merger Agreement pursuant to clause (d) or the Company shall terminate the Merger Agreement pursuant to clause (f) under the section above entitled "Termination," the

Company shall reimburse Parent for its actual, reasonable and documented out-of-pocket expenses incurred by Parent and Merger Sub in connection with the Merger Agreement and the transactions contemplated thereby in an aggregate amount not to exceed $1,000,000.

     The Merger Agreement also provides that, under the following circumstances, the Company will pay to Parent a fee equal to $10,000,000 (the "Termination Fee"): (i) the Company terminates the Merger Agreement pursuant to clause (f) under the section above entitled "Termination"; or (ii) Parent terminates the Merger Agreement pursuant to clause (d) under the section above entitled "Termination" and on or prior to the 180th day after the date of termination the Company enters into a definitive agreement providing for a Qualified Acquisition and on or prior to the first anniversary of the date of termination, such Qualified Acquisition is consummated.

     For purposes of the Merger Agreement, the term "Qualified Acquisition" means an Acquisition Proposal in which the amount to be received with respect to each Share equals or exceeds the Merger Consideration.

     Other Agreements. The Merger Agreement also provides that: (a) the Company shall afford Parent, Merger Sub and their representatives reasonable access to information about the Company and make available to Parent and Merger Sub appropriate individuals for discussion concerning the Company's business, properties and personnel; (b) the Company, Parent and Merger Sub shall (1) use best efforts to file notifications under the HSR Act and to respond to inquiries from governmental agencies regarding the same, and (2) use reasonable efforts to obtain all consents, waivers and approvals required in connection with the transactions contemplated in the Merger Agreement; (c) from and after the Effective Time, Parent shall cause the Surviving Corporation to honor and satisfy all obligations and liabilities that are vested as of the Effective Time under any employee benefit plan, subject to certain limitations set forth in the Merger Agreement; and (d) each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions necessary or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement.

THE STOCKHOLDER AGREEMENT

     The following is a summary of certain material provisions of the Stockholder Agreement, dated as of August 9, 1999, by and among Parent, Merger Sub and Hoechst (the "Stockholder Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholder Agreement, a copy of which has been filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

     In connection with the execution of the Merger Agreement, Hoechst, which beneficially owns 9,934,100 Shares, or approximately 51% of the issued and outstanding Shares (the "Hoechst Shares"), entered into the Stockholder Agreement with Parent and Merger Sub. Pursuant to the Stockholder Agreement, Hoechst has agreed to tender (and not withdraw) the Hoechst Shares pursuant to the Offer.

     Agreement to Tender. Under the Stockholder Agreement, Hoechst has agreed to validly tender (and not withdraw) pursuant to the terms of the Offer, the Hoechst Shares not later than the fifth business day after receipt by Hoechst of the Offer. For the Hoechst Shares validly tendered in the Offer and not withdrawn, Hoechst will be entitled to receive an amount per share equal to the Offer Consideration.

     Agreement Not to Dispose or Encumber Shares/Hoechst Offering. Under the Stockholder Agreement and while the Stockholder Agreement is in effect, Hoechst has agreed that, except pursuant to the Offer, it will not, without the prior written consent of Parent and Merger Sub, (a) offer for sale, sell, transfer, tender, assign, pledge, encumber, or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Hoechst Shares, or any interest therein, (b) grant any proxies or powers of attorney with respect to the Hoechst Shares, deposit any of the Hoechst Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to any of the Hoechst Shares, or (c) take any action that could reasonably be expected to make any representation or warranty of Hoechst under the Stockholder Agreement incorrect, result in a breach of the Stockholder Agreement by Hoechst or of the

Merger Agreement by the Company or have the effect of preventing or disabling Hoechst from performing its obligations under the Stockholder Agreement. Additionally, Hoechst has agreed that the Hoechst Shares will bear a legend stating that they are subject to the restrictions on transfer contained in the Stockholder Agreement. Hoechst has also agreed to waive any appraisal rights it may have under the Stockholder Agreement and the Merger Agreement.

     In order to assure that Hoechst will have the flexibility to dispose of at least a portion of the Hoechst Shares in 1999, the Stockholder Agreement provides that Hoechst will have the right to withdraw and sell up to 4,967,050 of the Hoechst Shares (the "Offering Shares"), subject to the conditions set forth below. To facilitate such a possible sale, the Stockholder Agreement permits Hoechst and the Company (a) to take customary actions in preparation for a registered or unregistered secondary offering of the Offering Shares (a "Hoechst Offering") (including conducting discussions and negotiations with prospective placement agents and due diligence activities involving the Company, and drafting any related registration statement or offering circular); (b) after September 30, 1999, to file with the Securities and Exchange Commission a registration statement for a Hoechst Offering, distribute any related prospectus or other offering circular for a Hoechst Offering and any amendments or supplements thereto to prospective investors, and commence marketing efforts with respect to a Hoechst Offering; and (c) after October 31, 1999, to consummate any Hoechst Offering with respect to the Offering Shares; provided that sales of the Offering Shares can be made to no more than ten (10) purchasers and Hoechst will cause each purchaser which acquires Offering Shares in any Hoechst Offering to agree in writing, in form and substance reasonably satisfactory to Parent, to be bound with respect to such Offering Shares to the same obligations as Hoechst is bound to pursuant to the Stockholder Agreement (except that no such purchaser shall have the right to withdraw the Offering Shares from the Offer or transfer such Shares other than pursuant to the Offer). Any breach by any such purchaser of any such obligations shall be deemed a breach of the Stockholder Agreement by Hoechst.

     Voting of Shares. In the Stockholder Agreement, Hoechst has agreed that from the date thereof until the termination of the Stockholder Agreement, at any meeting of the Company's stockholders (whether annual or special, and whether or not an adjourned or postponed meeting), however called or in connection with any written consent of the Company's stockholders, that it will vote the Hoechst Shares (a) in favor of the approval and adoption of the Merger and each of the other actions contemplated by the Merger Agreement, (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of Hoechst under the Stockholder Agreement or that would impede, interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated thereby or by the Stockholder Agreement. Hoechst has also agreed, except as otherwise authorized by Parent or Merger Sub, to vote against: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination, involving the Company or any of its subsidiaries; (B) any sale, lease or transfer of a material amount of the assets or business of the Company or its subsidiaries, or any reorganization, restructuring, recapitalization, special dividend, dissolution, liquidation or winding up of the Company or its subsidiaries; (C) any change in the present capitalization of the Company, including any proposal to sell any equity interest in the Company or any of its subsidiaries or any amendment of the Certificate of Incorporation or By-laws of the Company; (D) any change in a majority of the Company's Board of Directors; (E) any other change in the Company's corporate structure or business; and (F) any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Stockholder Agreement.

     Termination. The Stockholder Agreement provides that it shall terminate and be of no further force and effect automatically and without any required action of the parties thereto upon the earlier to occur of (a) the Effective Time; (b) the termination of the Merger Agreement by any party thereto in accordance with its terms; (c) Merger Sub's failure to commence the Offer within five (5) business days following the date of the initial public announcement of the Offer; (d) the termination of the Offer, or expiration of the Offer without Merger Sub's having accepted for payment and paid for all Shares tendered pursuant thereto, provided that Hoechst's right to terminate shall not be available to Hoechst if it is then in material breach of the Stockholder Agreement and such breach is the proximate cause of the Offer having so expired or having been terminated; (e) any modification of any term or condition of the Offer which would require the prior written consent of the Company pursuant to certain provisions of the Merger Agreement as in the form originally executed and without amendment (whether or not such consent is obtained); and (f) December 31, 1999. Hoechst has also agreed to pay to Parent $10,000,000 in cash in same day funds if the Merger Agreement is terminated in accordance with its terms and the proximate cause of such termination was Hoechst's breach of any of its representations or warranties under the Stockholder Agreement or Hoechst's breach or failure to perform any of its covenants or agreements under the Stockholder Agreement.

     Representations and Warranties. The Stockholder Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by Hoechst as to ownership of the Hoechst Shares, corporate organization, power and authority, the absence of any conflicts with charter documents and contracts, the absence of any need to make governmental filings or to obtain consents or approvals, the execution, delivery and performance of the Stockholder Agreement, the lack of encumbrances on the Hoechst Shares and the acknowledgement of Parent and Merger Sub's reliance.

     No Solicitation. Hoechst has agreed in the Stockholder Agreement that during the term of the Stockholder Agreement, except in connection with a Hoechst Offering, it will not, directly or indirectly, through any officer, director, agent or other representative, solicit, initiate or encourage, or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal from any person (other than Parent, Merger Sub and any of their affiliates) relating to (i) any acquisition of all or any of the Hoechst Shares or (ii) any transaction that constitutes an Acquisition Proposal, or participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt by any person to do or seek any of the foregoing. Without the prior written consent of Parent, and except in connection with a Hoechst Offering, Hoechst and its affiliates shall not, and shall instruct their respective Representatives not to, issue any press release or make any public statement or take any action that would otherwise require any public disclosure concerning the Merger, the Offer or the transactions contemplated by the Merger Agreement or the Stockholder Agreement; provided, however, that Hoechst may, without the prior written consent of Parent, issue such press release or make such public statement or take such action as may upon the advice of counsel be required by law, if it has provided prior notice to Parent and used all reasonable efforts to consult with Parent.

THE REGISTRATION RIGHTS AGREEMENT

     The following is a summary of certain material provisions of the Registration Rights Agreement dated as of August 9, 1999 by and among the Company and Hoechst (the "Registration Rights Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which has been filed as Exhibit 8 to this Schedule 14D-9 and is incorporated herein by reference.

     In order to ensure that Hoechst will have the flexibility to dispose of the Offering Shares (as defined below) pursuant to the Stockholder Agreement, the Company and Hoechst entered into the Registration Rights Agreement. The Registration Rights Agreement provides that at any time after September 30, 1999, Hoechst will be entitled to request that the Company register under the Securities Act of 1933, as amended (the "Securities Act"), up to 4,967,050 shares of Common Stock (the "Registrable Shares") for sale to not more than ten
(10) purchasers as permitted by the Stockholder Agreement. In no event will the Company be obligated to file more than one registration statement under the Registration Rights Agreement.

     The Company is required to use its reasonable best efforts to cause such registration statement to become effective by October 31, 1999. All out-of-pocket expenses incurred by the Company in complying with the registration of the Registrable Shares that it would not otherwise have incurred absent such registration will be borne by Hoechst. These expenses include all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance and fees and disbursements of Hoechst's counsel. The Company will bear all expenses that it would have incurred absent the registration required by Hoechst.

     The Company is not required to enter into an underwriting agreement in connection with the registration of the Registrable Shares. The Company and Hoechst have agreed to indemnify each other against, and to provide contribution with respect to, certain liabilities relating to the registration of the Registrable Shares under the Securities Act. The Registration Rights Agreement contains various customary representations and warranties of the Company.

     The obligations of the Company to register the Registrable Shares or keep effective the registration statement shall terminate on the earliest of (A) January 10, 2000, (B) termination of the Merger Agreement, (C) termination of the Stockholder Agreement or (D) termination, withdrawal or expiration of the Offer without Merger Sub accepting for payment thereunder shares of Common Stock.

THE PURCHASE AND SALE AGREEMENT

     The following is a summary of certain material provisions of the Purchase and Sale Agreement dated as of August 9, 1999 by and among the Company, Hoechst and, with respect to certain provisions only, Parent (the "Purchase and Sale Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Purchase and Sale Agreement, a copy of which has been filed as Exhibit 9 to this Schedule 14D-9 and is incorporated herein by reference.

     On May 20, 1994, the Company and Chia Tai Healthcare Group, a Hong Kong corporation ("CT"), entered into an agreement (the "JV Agreement") pursuant to which the Company and CT formed Wuxi Chia Tai-Copley Pharmaceutical Limited, a corporation formed under the laws of the British Virgin Islands (the "BVI Joint Venture"). The BVI Joint Venture and another investor then formed Chia Tai-Copley Pharmaceutical Co. Ltd., a joint venture formed under the laws of the Peoples Republic of China (the "Chinese Joint Venture"), for the purpose of manufacturing generic drugs in China.

     Parent indicated its unwillingness to enter into the Merger Agreement unless Parent was provided an option to terminate the Company's indirect interest in the Chinese Joint Venture. Pursuant to the terms of the Purchase and Sale Agreement, at any time prior to the six month anniversary of the Offer Closing Date, at the Company's written request (the "Put Request"), Hoechst will be required to purchase all of the Company's ownership interest in the BVI Joint Venture for U.S. $2,107,000 in immediately available funds, the same price for which Hoechst had earlier agreed to purchase the Company's interest in the BVI Joint Venture.

     Effective as of the closing (the "Put Closing") of the purchase of the Company's ownership interest in the BVI Joint Venture pursuant to a Put Request, Hoechst will be required to assume, and agree to indemnify the Company and Parent against, any and all liabilities of the Company or Parent as of the Put Closing in respect of or arising out of the JV Agreement, the BVI Joint Venture or the Chinese Joint Venture, including liabilities arising out of any termination of the JV Agreement, any assignment thereof to Hoechst or the exercise by the Company of its right to sell its ownership interest in the BVI Joint Venture under the Purchase and Sale Agreement.

     The Purchase and Sale Agreement provides that, until the earlier of the Put Closing or the expiration of the Company's right to deliver the Put Request without such right having been exercised, the Company shall not agree to incur any liabilities in respect of or arising out of the JV Agreement, the BVI Joint Venture or the Chinese Joint Venture, without the prior written consent of Hoechst. The Company has agreed to take such reasonable action as Hoechst may request in order to minimize liabilities assumed by Hoechst pursuant to the Purchase and Sale Agreement or any liabilities of Hoechst related to or arising out of the JV Agreement, the BVI Joint Venture or the Chinese Joint Venture and incurred on or after the Put Closing. Hoechst has agreed to compensate the Company for the Company's cost in taking any such requested action.

     If Merger Sub shall not have purchased all Shares tendered pursuant to the Offer, then the Purchase and Sale Agreement will terminate upon the first to occur of (a) the termination of the Merger Agreement by any party thereto in accordance with its terms; (b) Merger Sub's failure to commence the Offer within five (5) business days following the date of the initial public announcement of the Offer; (c) the termination of the Offer, or expiration of the Offer without Merger Sub's having accepted for payment and paid for all Shares tendered pursuant thereto, provided that Hoechst's right to terminate shall not be available to Hoechst if it is then in material breach of the Stockholder Agreement and such breach has been the proximate cause of the Offer having so expired or having been terminated; (d) any modification of any term or condition of the Offer which would require the prior written consent of the Company pursuant to the Merger Agreement (whether or not such consent is obtained); and (e) December 31, 1999 (the earliest of the events set forth in (a) through (e) above to be referred to herein as the "Applicable Termination Event").

THE PENTOXIFYLLINE AGREEMENT AMENDMENT

     The following is a summary of certain material provisions of a Pentoxifylline Agreement Amendment dated as of August 9, 1999 (the "Pentoxifylline Agreement Amendment") between the Company and Hoechst Marion Roussel, Inc. ("HMRI"), an affiliate of Hoechst, regarding certain changes to the parties' existing Pentoxifylline Agreement dated as of January 1, 1997 (the "Original Pentoxifylline Agreement"). Parent, as a condition to entering into the Merger Agreement, required that the Original Pentoxifylline Agreement be terminated. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Pentoxifylline Agreement Amendment, a copy of which has been filed as Exhibit 10 to this Schedule 14D-9 and is incorporated herein by reference.

     The Pentoxifylline Agreement Amendment provides that after the Offer Closing Date HMRI will continue to receive, with respect to sales by the Company of Pentoxifylline, 80% of the Copley Net Profit Margin (as defined in the Pentoxifylline Agreement) if such number is a positive amount, but in no event will HMRI be charged with any losses if such Copley Net Profit Margin is a negative amount. The determination of Copley Net Profit Margin shall not give effect to any shelf stock adjustments after the Offer Closing Date.

     The Pentoxifylline Agreement Amendment also provides that after the Offer Closing Date, the Company's obligation to purchase and HMRI's obligation to supply pentoxifylline shall be limited to (i) 100% of the quantity set forth in the Company's last forecast delivered before the Offer Closing Date for the three calendar months following the month in which the Offer Closing Date occurs; and (ii) 50% of the Company's forecast referred to in clause (i) above for the fourth, fifth and sixth calendar months following the month in which the Offer Closing Date occurs. The Pentoxifylline Agreement Amendment requires the Company, until the Offer Closing Date, to conduct its business with respect to pentoxifylline in the ordinary course of business. Pursuant to the Pentoxifylline Agreement Amendment, HMRI will no longer be bound to sell pentoxifylline only to the Company and may sell pentoxifylline to other parties upon the earlier to occur of (i) the beginning of the fourth month after the month in which the Offer Closing Date occurs and (ii) the beginning of the first month in which the Company's forecast is 50% or less of the forecast for July 1999. The Pentoxifylline Agreement Amendment provides that the Original Pentoxifylline Agreement shall terminate at the end of the sixth calendar month following the month in which the Offer Closing Date occurs, except for each party's rights and obligations relating to pentoxifylline purchased by the Company prior to such termination. If Merger Sub shall not have purchased all Shares tendered pursuant to the Offer, the Pentoxifylline Agreement Amendment shall terminate and be of no further force and effect upon the occurrence of an Applicable Termination Event.

THE REPRESENTATION LETTER

     The following is a summary of certain material provisions of a representation letter dated as of August 9, 1999 provided by Hoechst to the Company and Parent regarding the continued availability of insurance coverage of Hoechst and its affiliates with respect to the Company's albuterol related product liability litigation following the consummation of the Merger (the "Representation Letter"). Parent, as a condition to entering into the Merger Agreement, required that the Representation Letter be provided by Hoechst to it and the Company. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Representation Letter, a copy of which has been filed as Exhibit 11 to this Schedule 14D-9 and is incorporated herein by reference.

     As a condition to its entering into the transaction, Parent required Hoechst to provide it with the Representation Letter. In the Representation Letter, Hoechst represented, warranted and confirmed to both the Company and Parent that: (a) that product liability claims based on injuries alleged to have been caused by the Company's albuterol products are covered, and after the Offer and the Merger will continue to be covered, under insurance policies of Hoechst and its affiliated companies, subject to (1) the conditions of such policies;
(2) the existing letter agreements (the "Insurance Agreements") among the Company, Hoechst and certain of such insurers relating to the albuterol settlement agreement; and (3) in the case of the coverage to which the Insurance Agreements are not applicable, the requirement that such injuries are alleged to have been caused after November 11, 1993 and prior to the consummation of the Offer; (b) as to the limits on the Company's co-insurance obligation with respect to albuterol product liability claims under the Insurance Agreements; and (c) that in connection with the Insurance Agreements, neither Hoechst nor the Company has, except as set forth in the Insurance Agreements, executed any waiver of coverage under Hoechst's and its affiliated companies' insurance policies relating to injuries alleged to have been caused by the Company's albuterol products.

THE COPAXONE(R) ARRANGEMENT

     In the first quarter of 1995, Teva Israel and Parent entered into a collaborative arrangement with Marion Merrell Dow Inc. (which subsequent to its acquisition by Hoechst Aktiengesellschaft became HMRI for the distribution and marketing in North America of Copaxone(R) (Glatiramer Acetate), Teva Israel's product for the treatment of relapsing remitting multiple sclerosis. Under this arrangement, the parties formed a jointly owned partnership, Teva Marion Partners, to be responsible for the marketing and promotion of Copaxone(R) in North America. Teva Israel manufactures the product in Israel and supplies it to HMRI through Parent. HMRI purchases Copaxone(R) from Parent and sells and distributes it in the United States and Canada. During the fourth quarter of 1995, Teva Israel entered into another collaborative arrangement with HMRI for the marketing of Copaxone(R) in Europe and other markets. Under the terms of this arrangement, upon receipt of appropriate regulatory approvals, Copaxone(R) will be co-promoted in certain European countries, and in others HMRI will be the sole marketer and promoter. Copaxone(R) will be manufactured by Teva Israel in Israel, and HMRI will purchase it from Teva Israel and sell and distribute Copaxone throughout Europe and in other markets. Under these agreements, Teva Israel is entitled to receive initial payments of up to $50 million in the aggregate. To date, a total of $35 million has been received and, upon receipt of regulatory approvals for Copaxone(R) in certain European countries, additional payments of up to $15 million in the aggregate will become due. For the first six months of 1999, global in-market sales of Copaxone(R) (including in-market sales of Teva Israel and HMRI) totaled approximately $69.7 million.

THE MESALAMINE ARRANGEMENTS

     On November 26, 1996, Parent, HMRI and the Company entered into three agreements related to the development of a generic equivalent of mesalamine asacol. Pursuant to such agreements, Parent (i) purchased certain assets of the Company related to the development of generic mesalamine for a purchase price of $1 million, payable within 180 days following the first commercial sale of generic mesalamine, (ii) received a sub-license from the Company of certain technology related to the development of generic mesalamine in exchange for an agreement to pay royalties to the Company based on future net sales of generic mesalamine and (iii) received $1 million in funding from HMRI to continue to pursue the development of generic mesalamine, such funds to be repaid within 180 days following the first commercial sale of generic mesalamine.

THE JOINT VENTURE

     In 1993, Parent and the Company, together with certain other entities, formed a joint venture for the purposes of manufacturing and marketing generic pharmaceutical products in the New Independent States of the former Soviet Union. At no time were the activities of such joint venture material to either Parent or the Company. The joint venture was wound down in 1998 and dissolved in 1999.

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

INDEMNIFICATION

     Pursuant to Section 145 of Delaware Law, corporations incorporated under the laws of the State of Delaware are permitted to indemnify their current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities, if such persons acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful.

     The Company's Amended and Restated Certificate of Incorporation, as amended, provides that each director and officer will be indemnified by the Company to the fullest extent permitted under Delaware Law against liabilities and expenses in connection with any threatened, pending or completed legal proceeding to which he may be made a party or threatened to be made a party by reason of being, agreeing to be or having been an officer or director of the Company. The Company's Amended and Restated Certificate of Incorporation, as amended, also provides that no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for breach of his or her fiduciary duty as director. These provisions eliminate personal liability to the extent permitted by Delaware Law and do not excuse any director for breach of his duty of loyalty, for acts not taken in good faith or for transactions in which the director derives an improper personal benefit.

     The Company has also entered into indemnification agreements with each of its directors and executive officers providing for the Company to indemnify those persons to the fullest extent permitted by Delaware Law against liabilities and expenses incurred as a result of, or arising from their acting in that capacity.

OTHER COMMERCIAL ARRANGEMENTS

     The Company from time to time in the ordinary course of its business has purchased products from and sold products to Parent and its affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors.

     At a meeting on August 9, 1999, the Copley Board of Directors, including the members of the Special Committee of Independent Directors, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that each of the Offer and the Merger are fair to and in the best interests of the holders of Shares and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant thereto.

     (b) Background; Reasons for the Recommendation.

     As used in this Item 4(b), "Teva" means one or more of Teva Israel, Parent and Merger Sub.

     In early 1996, a generic drug company contacted representatives of the Company and Hoechst about the possibility of acquiring the Company. The Board of Directors of the Company emphasized that the Company was not for sale, but authorized management to respond to the inquiry. In mid 1996, informal contacts with other companies resulted in the execution of confidentiality agreements, provision of information regarding the Company and discussions with those companies, which included Teva.

     Also in 1996, (a) Hoechst, the majority owner of the Company, indicated that generic drugs would not be part of its long-term business focus; (b) the Company was engaged in time consuming and expensive class action litigation arising from its recall of albuterol; (c) the Company was subject to Federal grand jury and Food and Drug Administration ("FDA") investigations of certain of its products and operations; and (d) conditions in the generic industry were increasingly demanding, with more customers preferring "one-stop shopping," price competition increasing and a steady flow of new FDA-approved generic products more important. The Board of Directors did not conclude that the Company was for sale, but deemed it prudent to assess available opportunities.

     In September 1996, the Board of Directors authorized management to retain an investment bank to assist in evaluating business opportunities and potential strategic alliances, but emphasized that no decision had been made to sell the Company. On September 27, 1996, the Company retained CIBC as its financial advisor. On October 31, 1996, the Company publicly announced that it had retained CIBC to evaluate strategic alternatives. CIBC developed a list of potentially interested parties and provided information regarding the Company to certain of those parties.

     In January 1997, the Company received non-binding indications of interest to acquire the Company from three parties, including proposals from Teva first at $7.50 and then at $8.00 per Share, both payable in convertible subordinated debentures. The indications of interest of Teva and the other two parties were subject to significant preconditions, such as indemnification for albuterol product liability, satisfactory resolution of the ongoing grand jury and FDA investigations, and modification of the economic terms of certain product agreements with HMRI. Discussions continued with these and other parties.

     On May 15, 1997, Teva submitted a written proposal to acquire the Company for $6.00 per Share in cash, subject to preconditions similar to those contained in prior proposals. On May 28, 1997, the Company announced that it had entered into a plea agreement pursuant to which it pled guilty to a criminal charge and agreed to pay a fine of $10.65 million. The Company also announced that it had agreed to an independent audit by the FDA of certain of the Company's products. Ultimately, Teva determined not to pursue a transaction at that time. The Board also determined that it was not in the best interests of the Company's stockholders to pursue any transaction for the time being.

     In October 1997, the Board of Directors believed it would be reasonable to assess the continuing interest of third parties in pursuing an acquisition of the Company. In November 1997, three parties submitted proposals to acquire the Company or Hoechst's Shares, each again subject to significant preconditions. One such party was Teva, which submitted a proposal to acquire the Company for cash consideration of $8.00 per Share. Intensive discussions with Teva and others continued until January 1998. Sporadic discussions continued through May 1998, but the parties were unable to reach agreement on the material terms of any transaction.

     On May 28, 1998, the Board of Directors decided not to actively pursue strategic alternatives although it would consider unsolicited proposals and, in early June, the Company announced that CIBC's engagement would not be renewed.

     In December 1998, partly in response to the announcement that Hoechst would be split into two companies and desired to sell its Shares during 1999, the Board authorized management to re-engage CIBC to consider strategic alternatives and transactions. CIBC was re-engaged on January 14, 1999. On January 28, 1999, the Board of Directors established a Special Committee of Independent Directors.

     CIBC prepared materials and solicited interest from approximately 30 companies in late February 1999. On March 26, 1999, four companies submitted initial indications of interest and on March 31, 1999, three other companies submitted indications of interest. Teva submitted an initial indication of interest in the range of $13.00 to $15.00 in cash, subject to numerous preconditions, including a financial due diligence review. In February and March, CIBC and the Company provided information, made management presentations and accommodated facility tours to interested parties.

     The Company continued its discussions with several companies, two of which submitted formal non-binding proposals on May 14 and May 17, 1999. Teva submitted a proposal to acquire the Company by cash tender offer at $9.75 per Share, again subject to numerous preconditions.

     On June 11, 1999, the Company granted negotiating exclusivity to another party. The Company terminated exclusivity on July 7, as the parties had not reached agreement. The Company then continued discussions with that party and began negotiations with two other parties, including Teva. On July 15, 1999, Teva submitted a proposal for a cash tender offer at $11.00 per share and requested exclusivity. The Company indicated to Teva that it would not grant exclusivity but would continue to negotiate.

     On August 9, 1999, the Board of Directors, after consideration of the presentations of legal counsel concerning the terms of the Offer and the Merger Agreement and other ancillary agreements, the fairness opinion of CIBC, the factors set forth below and the business and prospects of the Company, unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The parties executed the Merger Agreement late in the evening on August 9, 1999 and publicly announced the transaction at approximately 1:00 a.m., New York City time, on August 10, 1999.

     From February through and including August 9, 1999, the Board of Directors, including the members of the Special Committee of Independent Directors, met more than twenty times in person and by telephone conference to receive updates on the progress of discussions, to analyze the terms of various proposals and ask relevant questions, and to consider the business and prospects of the Company. In arriving at its decision to approve the transactions contemplated by the Merger Agreement, including to recommend acceptance of the Offer, the Board of Directors, including the members of the Special Committee of Independent Directors, considered a number of factors:

          (i) the financial and other terms and conditions of the Offer, the Merger and the Merger Agreement;

          (ii) the fact that the structure of the acquisition of the Company by Parent as provided for in the Merger Agreement involved a cash tender offer for all outstanding Shares to be commenced within five business days of the public announcement of the Merger Agreement to be followed as promptly as practicable by the Merger for the same consideration, thereby enabling the Company's stockholders to obtain cash for their Shares at the earliest possible time;

          (iii) the opinion of CIBC, dated August 9, 1999, to the effect that as of such date and based upon and subject to the various assumptions and limitations set forth therein, the cash consideration to be received by the holders of Shares (other than Hoechst and its affiliates) in the Offer and the Merger was fair to such stockholders from a financial point of view. STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY;

          (iv) the stated intent of Hoechst to exit the generic drug industry business and sell its ownership stake in the Company in 1999, which sale could create significant downward pressure on the Company's stock price;

          (v) that Hoechst, the majority owner of the Company, was willing to agree, among other things, to tender all its Shares in the Offer;

          (vi) the view of the Board, based in part upon the presentations of management, knowledge of the industry, numerous contacts over an extended period of time with potential buyers and inquiries from potential buyers, that there was limited likelihood of a superior offer;

          (vii) that the $11.00 per Share Offer Consideration represented a meaningful premium over the closing sale price of $8.375 per Share as reported on the Nasdaq National Market on August 6, 1999 (the last trading day prior to the date the Board of Directors authorized and approved the transaction); and that the per Share closing sale price had exceeded $11.00 on only three days in the six months preceding the decision to approve the transaction and on only five days in the preceding 12 months;

          (viii) the historical market price of, recent trading activity in, and ownership of, the Shares, including in particular the low trading volumes and the relatively large number of Shares held by Hoechst and officers and directors of the Company;

          (ix) that industry consolidation was resulting in large companies with substantial resources to make the product development expenditures necessary to compete favorably in the generic drug market;

          (x) the familiarity of the Board with (i) the business, results of operations, properties and financial condition of the Company, (ii) the competition facing the Company from companies with substantially greater financial resources and (iii) the prospects of the Company, including the risks and benefits inherent in remaining independent;

          (xi) the likelihood that the proposed Merger would be consummated based on the experience, reputation and financial condition of Parent and Teva Israel and the conditions to the Offer as set forth in the Merger Agreement; and

          (xii) the fact that the Merger Agreement does not prohibit the Company from responding to certain unsolicited offers to acquire the Company.

     The foregoing discussion of factors considered by the Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors. The determination to recommend that the Company's stockholders accept the Offer was made after consideration of all of the factors discussed above and the business prospects of the Company, taken as a whole.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained CIBC to provide financial advisory services in connection with evaluating business opportunities and possible strategic alliances for the Company, which includes the Merger and the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated January 14, 1999 between the Company and CIBC, the Company, as compensation for such services, agreed to pay CIBC a transaction fee equal to 0.8% of the total consideration (as defined in the letter agreement) paid in connection with an acquisitive transaction. This transaction fee is payable in full upon consummation of the relevant transaction. The Company agreed to pay to CIBC a fee in the amount of $400,000 upon the delivery to the Company of a fairness opinion. This $400,000 fee will be credited against the transaction fee described above. In addition, the Company agreed to pay CIBC a quarterly cash fee of $25,000 for which the Company also receives a credit against the transaction fee. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. In addition, the Company has agreed to indemnify and hold harmless CIBC, its managing directors, employees, agents, affiliates and controlling persons, for certain claims, damages and liabilities related to or arising in any manner out of any transaction, proposal or any other matter contemplated by its engagement as financial advisor, including claims, damages and liabilities arising under the Securities Act. In the ordinary course of its business, CIBC and its affiliates may actively trade securities of the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except (1) that the Company has granted stock options in the ordinary course of business to, and issued stock upon the exercise of outstanding stock options held by, executive officers, directors, employees and consultants under its stock plans; and (2) for donative transfers without the receipt of consideration therefor.

     (b) To the Company's knowledge, each of its executive officers, directors, affiliates and subsidiaries currently intends to tender in the Offer all Shares over which he, she or it has sole dispositive power.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) The information statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders as described in
Item 3 above.

     (b) Section 203 of the Delaware General Corporation Law

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of Delaware Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

     The Board, including the members of the Special Committee of Independent Directors, has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. The Board also approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of Delaware Law so as to render the restrictions on business combinations contained in such
Section 203 of Delaware Law inapplicable with respect thereto.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

                                 EXHIBIT INDEX

Exhibit 1   Excerpts from the Company's Proxy Statement for its 1999
            Annual Meeting of Stockholders.
Exhibit 2 Confidentiality Agreement dated as of March 18, 1999 between the Company and Parent.
Exhibit 3 Agreement and Plan of Merger dated as of August 9, 1999 among the Company, Parent and Merger Sub.
Exhibit 4   Stockholder Agreement dated as of August 9, 1999 between
            Parent, Merger Sub and Hoechst.
Exhibit 5   Letter, dated August 16, 1999, from Daniel L. Korpolinski,
            President and Chief Executive Officer of the Company, to the stockholders of the Company concerning the Offer.
Exhibit 6   Press Release of the Company and Parent, dated August 10,
            1999.
Exhibit 7   Opinion of CIBC World Markets Corp. dated August 9, 1999
            (attached hereto as Annex B).
Exhibit 8 Registration Rights Agreement dated as of August 9, 1999 between the Company and Hoechst.
Exhibit 9 Purchase and Sale Agreement dated as of August 9, 1999 between the Company and Hoechst and, with respect to certain provisions thereof, Parent.
Exhibit 10  Pentoxifylline Agreement Amendment dated as of August 9,
            1999 between the Company and Hoechst Marion Roussel, Inc.
Exhibit 11  Representation Letter dated as of August 9, 1999 by Hoechst.
Exhibit 12  The Company's Information Statement pursuant to Section
            14(f) of the Exchange Act and Rule 14f-1 thereunder
            (attached hereto as Annex A).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          COPLEY PHARMACEUTICAL, INC.

                                          By: /s/ DANIEL L. KORPOLINSKI
                                            ------------------------------------
                                            Daniel L. Korpolinski
                                            President and Chief Executive
                                              Officer

                                            Dated: August 16, 1999

                                                                         ANNEX A

                          COPLEY PHARMACEUTICAL, INC.
                                  25 JOHN ROAD
                                CANTON, MA 02021

                             INFORMATION STATEMENT
       (PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER)

     This Information Statement is being mailed on or about August 16, 1999, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Copley Pharmaceutical, Inc. (the "Company"), to the holders of shares of Common Stock, par value $.0l per share (the "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Merger Sub (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On August 9, 1999, the Company, Teva Pharmaceuticals USA, Inc., a Delaware corporation ("Parent"), and Caribou Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Parent will cause Merger Sub to commence a tender offer (the "Offer") for all outstanding Shares at a price of $11.00 per Share to the stockholders of the Company in cash and without interest thereon, and (ii) Merger Sub will be merged with and into the Company (the "Merger"). Hoechst Corporation, the holder of approximately 51% of the Company's outstanding Shares ("Hoechst"), has agreed to tender (and not withdraw) the Shares it owns in the Offer. As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement requires the Company to take all actions requested by Merger Sub necessary to cause the directors designated by Merger Sub to be elected to the Board of Directors of the Company under the circumstances described therein.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION. This information is not being provided in connection with a vote of the Company's stockholders. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Merger Sub commenced the Offer on August 16, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on September 13, 1999, unless the Offer is extended.

                        VOTING SECURITIES OF THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of July 31, 1999, there were 19,343,766 shares of Common Stock outstanding.

            MERGER SUB DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

     The Merger Agreement provides that promptly upon the purchase of Shares pursuant to the Offer, Merger Sub shall be entitled to designate members of the Board of Directors of the Company such that Merger Sub, subject to the provisions of Section 14(f) of the Exchange Act, will have a number of representatives on the Board of Directors equal to the product of (a) the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) the number of Shares accepted for payment and paid for by Merger Sub or otherwise owned by Merger Sub or its affiliates bears to (ii) the number of Shares outstanding. The Company has agreed, at the option of Merger Sub, to promptly increase the size of the Board of Directors and/or obtain the resignations of such number of directors as is necessary to enable Merger Sub's designees to be elected to the Board of Directors and has agreed to cause Merger Sub's designees to be so elected. The Company has agreed to take all actions necessary to effect the foregoing.

     Merger Sub has informed the Company that it currently intends to designate a majority of the directors of the Company following the consummation of the Offer. It is currently anticipated that Merger Sub will designate Eli Hurvitz, William Fletcher, Abraham E. Cohen, Peter H. Jakes, Professor Elon Kohlberg and Harold Snyder (collectively, the "Merger Sub Designees"). The names and ages of the Merger Sub Designees and their present principal occupations are set forth below.

     ELI HURVITZ (67) has been the President and Chief Executive Officer of Teva Pharmaceutical Industries Limited, of which Parent is an indirect wholly owned subsidiary ("Teva Israel"), since 1976 and has been employed at Teva Israel for over 30 years. He is the Chairman of the Board of Directors of Parent. He serves as a director of Vishay Intertechnology and of Koor Industries Ltd. He served as the President of the Israel Manufacturers Association from 1981 through 1986. He received his B.A. in Economics and Business Administration from the Hebrew University in 1957. Mr. Hurwitz is a citizen of Israel.

     WILLIAM FLETCHER (52) has been President of Parent since 1983 and Vice President of North American Pharmaceutical Sales of Teva Israel since 1995. Prior to joining Parent, he was Business Development Manager and International Marketing Manager of Synthelabo, a subsidiary of L'Oreal in Paris. He received a degree in International Marketing from Woolwich Polytechnic, London (now Greenwich University) in 1969. Mr. Fletcher is a director of both Parent and the Purchaser. Mr. Fletcher is a citizen of the United Kingdom.

     ABRAHAM E. COHEN (62) is a director of both Parent and Teva Israel. He is an independent consultant. He serves as the Chairman of Vasomedical Inc., and Neurobiological Technologies, Inc. and as a director of Agouron Pharmaceuticals, Inc., Akzo NV., Chugai Pharmaceutical Co. Ltd., Smith Barney (Mutual Funds) and Pharmaceutical Product Development, Inc. He worked at Merck & Company Incorporated for 30 years and was Senior Vice President when he retired in January 1992. Mr. Cohen is a citizen of the United States.

     PETER H. JAKES (53) is a director of Parent and the Purchaser. He has been a partner in the law firm of Willkie Farr & Gallagher since 1979. He received his B.A. in International Relations from Brown University in 1968 and his J.D. from Yale Law School in 1971. Mr. Jakes is a citizen of the United States.

     PROFESSOR ELON KOHLBERG (53) is a director of both Parent and Teva Israel. Professor Kohlberg is a Mathematician and Economist, and has been a full Professor of Business Administration at Harvard University for the past five years. Mr. Kohlberg is a citizen of both the United States and Israel.

     HAROLD SNYDER (77) is a director of both Parent and Teva Israel. He retired in May 1999 as the Senior Vice President of Teva Pharmaceuticals USA, Inc., a position he held since May 1996. He is the former President of Biocraft Laboratories, Inc., a company he founded in 1964. He received his B.S. in Science from New York University in 1948 and his M.A. in Natural Science from Columbia University in 1950. Mr. Snyder is a citizen of the United States.
                            ------------------------

     Mr. Eli Hurvitz was sentenced to the payment of a fine of 700,000 NIS ($170,000) and a suspended sentence of 18 months for a period of 3 years for the same charge, following the decision in December 1998 of an Israeli court to convict him on charges of assisting a third party in the avoidance of income taxes. Mr. Hurvitz was acquitted of all the other charges that had been brought against him. The Executive Committee of Teva Israel's Board of Directors convened a meeting following the sentencing of Mr. Hurvitz. The Executive Committee heard the opinion of Amihud Ben-Porath, who serves as an outside counsel to the Board, to the effect that the sentence does not constitute an impediment to Mr. Hurvitz's continuing to serve as Teva Israel's Chief Executive Officer and Director. The Executive Committee again considered the best interests of Teva Israel and its shareholders and has decided to reiterate the Board's request to Mr. Hurvitz to continue in his present office. In addition, it expressed its full confidence and support in him. During March 1999, Mr. Hurvitz filed an appeal of the decision to Israel's Supreme Court. The State of Israel has appealed the decision to acquit Mr. Eli Hurvitz from the additional charges and the decision regarding the sentence.

            CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                       CLASS OF
NAME AND AGE                           DIRECTOR                        POSITION
------------                           --------                        --------
William K. Hoskins (64)..............    III     Director
Daniel L. Korpolinski (56)...........    III     President, Chief Executive Officer and Director
Charles T. Lay (59)..................    III     Director
Kenneth N. Larsen (74)...............     II     Director
Jess G. Thoene, M.D. (57)............     II     Director
Martin Zeiger (62)...................     II     Director
Robert P. Cook (67)..................     I      Director
Jane C.I. Hirsh (57).................     I      President of International Business and Director
David A. Jenkins (58)................     I      Chairman of the Board
Gene M. Bauer (50)...................            Executive Vice President, General Counsel and
                                                 Secretary
Daniel M.P. Caron (38)...............            Chief Financial Officer, Treasurer and Vice President
                                                 of Finance
Wei-wei Chang (54)...................            Executive Vice President -- Scientific and Regulatory
                                                 Affairs

DIRECTORS

     WILLIAM K. HOSKINS, designated by Hoechst to serve as a director of the Company pursuant to the Governance Agreement (as hereinafter defined), has been a director since October 1997. Mr. Hoskins served as Vice President, Secretary and General Counsel of Hoechst Marion Roussel, Inc. ("HMRI"), and its predecessors, from 1982 through June 1997. In addition, Mr. Hoskins has served on the Board of Directors of J.C. Nichols Co. since November 1995 and, effective May 1996, became Chairman of the Board.

     DANIEL L. KORPOLINSKI, a director of the Company since August 1998, is the Company's President and Chief Executive Officer. Mr. Korpolinski served as President and Chief Executive Officer of Prodromics On Line from 1997 until August of 1998, President and Chief Executive Officer of CoCensys, Inc. from 1991 through 1996, and President of Adria Laboratories North America from 1988 to 1991.

     CHARLES T. LAY, a director of the Company since February 1999, was President and Chief Executive Officer of Geneva Pharmaceuticals, Inc. from June 1988 through December 1998.

     ROBERT P. COOK, a director of the Company since July 1997, is currently the Senior Vice President of Marketing and Sales of Scinopharm Int. Ltd., which he founded in January of 1995. Prior to that, Mr. Cook served as Director, Generics Business of Syntex Laboratories, Inc. from October 1986 to December 1994.

     JANE C.I. HIRSH, the founder of the Company, serves as its President of International Business and as a director. Mrs. Hirsh has been a director of the Company since 1972 and served as the Chairman of the Board of Directors from 1984 to May 1995. Mrs. Hirsh served as President of the Company from 1979 to early 1984, and from 1985 to June 1993. Mrs. Hirsh also served as Treasurer from 1972 to 1992.

     DAVID A. JENKINS, Chairman of the Board of Directors since May 1998 was initially designated by Hoechst to serve as a director pursuant to the Governance Agreement. Mr. Jenkins has served as the Vice President -- General Counsel and a director of HNA Holdings, Inc. ("HNA") (formerly Hoechst Celanese Corporation) since April 1989 and as President of HNA since December 1997. In addition, he has been the President of Hoechst since December 1997, General Counsel and Secretary from October 1995 through June 1999 and a director since May 1994.

     MARTIN ZEIGER, designated by Hoechst to serve as a director of the Company pursuant to the Governance Agreement, has been a director of the Company since November 1995. Mr. Zeiger serves as Vice President for HMRI. He served as Vice President, Strategic Planning and Administration -- Generics of HMRI from October 1995 through December 1997. He served as Executive Vice President, Administration and Legal

Affairs for The Rugby Group, a manufacturer and distributor of generic pharmaceutical products and formerly an affiliate of HMRI or a predecessor, from October 1993 through October 1995 and prior to that as Executive Vice President, Administration and General Counsel of the Rugby-Darby Group Companies, Inc., from December 1986 to October 1993.

     KENNETH N. LARSEN, a director since 1989 and President from November 1994 to May 1995 and July 1996 to January 1997, also served as Chairman of the Board of the Company from May 1995 through May 1998, and as a director from September 1985 to November 1986. Mr. Larsen served as Managing Director of Midlar Pharma, Inc., a pharmaceutical product development company from January 1996 to July 1996. Mr. Larsen has been a consultant and advisor to numerous healthcare companies from 1989 to the present.

     JESS G. THOENE, M.D., a director of the Company since October 1998, has been a professor at the University of Michigan School of Medicine since 1977. Dr. Thoene also served as a consultant to Mylan Laboratories, Inc. from 1992 to 1994. He also served on the Board of Scientific Advisors of Watson Pharmaceuticals from 1992 to 1998 and currently serves on the Board of Scientific Counselors, National Institute of Child Health and Human Development of The National Institute of Health.

     Pursuant to the Company's Certificate of Incorporation, the Company's Board of Directors is divided into three classes: Class I Directors, whose terms expire at the 2001 annual meeting of stockholders; Class II Directors, whose terms expire at the 2000 annual meeting of stockholders; and Class III Directors, whose terms expire at the 2002 annual meeting of stockholders. Each director is elected for a three-year term of office, with one class of directors being elected at each annual meeting of stockholders. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

EXECUTIVE OFFICERS

     GENE M. BAUER, assumed the title of Executive Vice President, Secretary and General Counsel of the Company in July 1997. He joined the Company in May 1995 as Vice President, Secretary and General Counsel. Prior to joining the Company he served as Associate General Counsel to The Cooper Companies, Inc. from January 1993 through April 1995.

     DANIEL M.P. CARON, assumed the title of Chief Financial Officer, Treasurer and Vice President of Finance in June 1998. He joined the Company in November 1992 as Corporate Controller.

     WEI-WEI CHANG, the Company's Executive Vice President-Scientific and Regulatory Affairs since July 1997, joined the Company in August 1994 as Vice President Quality Affairs. In September 1996, she became Vice President Quality and Technical Affairs for the Company. Prior to joining the Company, she served as President of NuTec Incorporated, a pharmaceutical and medical devices consulting company, from 1991 through 1994.

     Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified or until their earlier death, removal or resignation. There are no family relationships among any of the executive officers or directors of the Company.

              THE COMPANY'S BOARD OF DIRECTORS AND ITS COMMITTEES

     The Board of Directors of the Company met fourteen times during the year ended December 31, 1998. The Board of Directors has a standing Audit Committee and a standing Compensation Committee, the memberships of which were most recently fixed by the Board of Directors on May 27, 1999, and does not have a standing committee for nominating directors. The Audit Committee, which oversees the accounting and financial functions of the Company, including matters relating to the appointment and activities of the Company's independent auditors, met twice during 1998. Messrs. Larsen, Hoskins and Lay are currently members of the Audit Committee. Mr. Lay replaced Mr. Zeiger as a member of the Audit Committee on May 27, 1999. The Compensation Committee of the Company, which reviews and makes recommendations concerning executive compensation and administers certain of the Company's stock plans, met four times during 1998. Messrs. Thoene, Zeiger and Cook are currently members of the Compensation Committee.

Messrs. Thoene and Zeiger replaced Mrs. Hirsh and Mr. Cook as members of the Compensation Committee on May 27, 1999.

     All directors, other than Messrs. Cook and Thoene, attended at least 75 percent of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of all committees of the Board on which they served during 1998.

                             DIRECTOR COMPENSATION

     Effective as of October 1, 1994, directors who are not employees of the Company or of Hoechst receive an annual fee of $12,000 and a participation fee of $500 for each meeting of the Board of Directors or committee thereof attended (provided such meetings are held on separate dates). All directors are entitled to be reimbursed for expenses in connection with attending Board of Directors and Committee meetings.

     The Company's 1995 Non-Employee Director Stock Option Plan (the "Director Plan") provides for the automatic grant of stock options to directors of the Company who are not employees or officers of the Company, or of an affiliate (including Hoechst) thereof (a "Non-Employee Director"). The Director Plan was approved by the shareholders at the Company's annual meeting held on May 24, 1995. Each Non-Employee Director, who was a serving director as of March 30, 1995, the date the Board of Directors approved the Director Plan (the "Board Approval Date") and who had not received a grant of options under any other plan maintained by the Company within a period of twelve months preceding the Board Approval Date was granted an option to purchase 3,333 shares of Common Stock, and will be granted an option to purchase an additional 3,333 shares of Common Stock on the anniversary of such date each year thereafter, subject to such person continuing to be a Non-Employee Director, at each such date. Each Non-Employee Director who was ineligible for the above-described grant because of having received a grant of options under any other plan maintained by the Company within a period of twelve months preceding the Board Approval Date, shall be automatically granted on the third anniversary of such grant an option to purchase an additional 3,333 shares of Common Stock and an option to purchase an additional 3,333 shares of Common Stock on the anniversary of such date each year thereafter, subject to each person continuing to be a Non-Employee Director at each such date. Each Non-Employee Director who first becomes a member of the Board of Directors subsequent to the Board Approval Date, will be automatically granted on the date such person is first elected or appointed to the Board of Directors (the "Initial Election Grant Date") an option to purchase 15,000 shares of the Common Stock, and on the third anniversary of the Initial Election Grant Date and each succeeding anniversary of the Initial Election Grant Date thereafter, an option to purchase an additional 3,333 shares of Common Stock, subject to such person continuing to be a Non-Employee Director at each such date. Any director who was an employee or officer of the Company, or of an affiliate thereof (an "Employee"), on the Board Approval Date or any person who becomes a director thereafter while already an Employee or concurrently with becoming an Employee, and who thereafter ceases to be an Employee but continues thereafter as a member of the Board (i.e., a Non-Employee Director), shall be automatically granted as of the date such person ceases to be an Employee, an option to purchase 3,333 shares of Common Stock, and an option to purchase an additional 3,333 shares of Common Stock on the anniversary of such date each year thereafter, subject to such person continuing to be a Non-Employee Director at each such date.

     During the year ended December 31, 1998, Mr. Larsen received an option to purchase 3,333 shares and Dr. Thoene received an option to purchase 15,000 shares of the Company's Common Stock pursuant to the Director Plan.

                             EXECUTIVE COMPENSATION

     The following table sets forth information for the years ended December 31, 1997 and 1998 concerning the total compensation awarded, earned by or paid to the Company's President and Chief Executive Officer and each of the other most highly compensated executive officers of the Company (other than the President and Chief Executive Officer) whose salary and bonus earned during the year ended December 31, 1998 exceeded $100,000, for services rendered to the Company in all capacities. The persons listed below are hereinafter collectively referred to as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                             COMPENSATION
                                                                              AWARDS(2)
                                                                             ------------
                                    ANNUAL COMPENSATION          OTHER        SECURITIES
                                 --------------------------      ANNUAL       UNDERLYING       ALL OTHER
  NAME AND PRINCIPAL POSITION    YEAR    SALARY    BONUS(1)   COMPENSATION    OPTIONS(#)    COMPENSATION(3)
  ---------------------------    ----   --------   --------   ------------   ------------   ---------------
Daniel L. Korpolinski..........  1998   $103,846   $45,000      101,323(4)     150,000              --
  President and Chief Executive
  Officer
Gene M. Bauer..................  1998    175,356    37,180           --         10,000          $6,483
  Executive Vice President,      1997    161,039    17,324           --         20,000           5,278
  General Counsel and Secretary
Daniel M.P. Caron..............  1998    125,803    28,600           --         10,000           5,253
  Vice President, Chief
  Financial Officer and
  Treasurer
Wei-wei Chang..................  1998    208,536    44,000           --         10,000           6,483
  Executive Vice-President --    1997    188,322    29,474           --         20,000           8,869
  Scientific and Regulatory
  Affairs

---------------
(1) Bonuses are reported in the year earned, even if actually paid in a subsequent year.

(2) The Company did not make any restricted stock awards, grant any stock appreciation rights or make any long term incentive plan payouts in 1997 or 1998.

(3) Consists of contributions made by the Company to vested and unvested defined contribution plans. Amounts contributed by the Company under the Copley Pharmaceutical, Inc. Retirement Plan are allocated among all eligible employees who participate in the Retirement Plan in accordance with the terms of the Retirement Plan.

(4) Consists of relocation expenses.

OPTION GRANTS

     The following table sets forth information concerning stock options granted during the year ended December 31, 1998 under the Company's 1992 Stock Plan to the Named Executive Officers (the Company did not grant any stock appreciation rights during the year ended December 31, 1998):

                             OPTION GRANTS IN 1998

                                    INDIVIDUAL GRANTS
                           -----------------------------------                 POTENTIAL REALIZABLE VALUE AT
                                      PERCENT OF                                  ASSUMED ANNUAL RATES OF
                                     TOTAL OPTIONS                              STOCK PRICE APPRECIATION FOR
                           NO. OF     GRANTED TO     EXERCISE                          OPTION TERM(2)
                           OPTIONS     EMPLOYEES     PRICE PER   EXPIRATION    ------------------------------
          NAME             GRANTED    IN YEAR(1)       SHARE        DATE            5%              10%
          ----             -------   -------------   ---------   ----------    ------------    --------------
Daniel L. Korpolinski....  150,000       26.8%       $9.93755     8/24/08        $937,446        $2,375,672
Gene M. Bauer............   10,000        1.8            6.25     5/28/08          39,306            99,306
Daniel M.P. Caron........   10,000        1.8            6.25     5/28/08          39,306            99,306
Wei-wei Chang............   10,000        1.8            6.25     5/28/08          39,306            99,306

---------------
(1) A total of 558,700 options were granted to employees in the year ended December 31, 1998 under the Company's 1992 Stock Plan.

(2) The 5% and 10% assumed rates of appreciation are required by the rules and regulations of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the price of the Common Stock in the future. There can be no assurances that the rates of appreciation in this table can be achieved or that the amounts reflected will be received by the Named Executive Officer.

OPTION EXERCISES AND UNEXERCISED OPTION HOLDINGS

     The following table sets forth certain information concerning options held by the Named Executive Officers on December 31, 1998. No options were exercised by the Named Executive Officers during the year ended December 31, 1998.

             AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUES

                                             NUMBER OF SECURITIES               VALUE OF UNEXERCISED
                                            UNDERLYING UNEXERCISED                  IN-THE-MONEY
                                             OPTIONS AT YEAR-END                 OPTIONS AT YEAR-END
                 NAME                   EXERCISABLE/(UNEXERCISABLE)(#)    EXERCISABLE/(UNEXERCISABLE)($)(1)
                 ----                   ------------------------------    ---------------------------------
Daniel L. Korpolinski.................          57,071/(92,929)               24,969/(40,656     )
Gene M. Bauer.........................          32,500/(17,500)               50,313/(70,938     )
Daniel M.P. Caron.....................           7,500/( 7,500)               10,313/(30,938     )
Wei-wei Chang.........................          50,000/(17,500)               50,313/(70,938     )

---------------
(1) Value is based on the difference between the option exercise price and the fair market value of the Company's Common Stock on December 31, 1998 ($10.375, the last reported sale price of the Company's Common Stock on the Nasdaq National Market on December 31, 1998, the last trading date in 1998) multiplied by the number of shares underlying the options.

CERTAIN EMPLOYMENT AGREEMENTS

     The Company and each of Mr. Korpolinski, Mrs. Hirsh, Mr. Bauer and Dr. Chang are parties to employment agreements. The employment agreements provide for initial annual base salaries of $300,000 for Mr. Korpolinski, $385,000 for Mrs. Hirsh, $155,400 for Mr. Bauer and $175,000 for Dr. Chang. Under the employment agreements, employment may be terminated for "cause," which includes: the misappropriation of money, assets or property; willful, material and repeated failure to perform reasonable assignments; conviction of a felony; and breach of confidentiality, non-competition and non-solicitation provisions. If the employee dies, or employment is terminated due to disability or without cause each employee will be eligible for medical and other health insurance benefits for a defined period of time, and all of the employee's stock options will be accelerated and become fully exercisable for a period of 60 days after the date of termination. In addition, each employment agreement provides for a defined lump sum severance payment under such circumstances. Each is entitled to receive discretionary bonuses as determined by the Board of Directors; provided, however, that Mr. Korpolinski is entitled to a bonus of 30% of his base salary for each of the Company's 1998 and 1999 years based upon the achievement of certain performance goals. The original terms of the employment agreements will expire in 2000 for Messrs. Korpolinski and Bauer and 1999 for Dr. Chang and Mrs. Hirsh. Each agreement automatically renews for successive one-year periods unless the Company gives the employee six months written notice of non-renewal, which for purposes of each agreement is treated as termination without cause. The employment agreements contain non-competition covenants which prohibit competing with the Company for one year after employment terminates, during which time the employment agreements also prohibit interfering with the Company's business or its relationships with its customers and potential customers and from soliciting the Company's employees.

     Mr. Caron's employment agreement provides for (a) a severance payment equal to (i) 100% of his then base salary and (ii) the pro rata portion of any bonus to which he is otherwise entitled (as determined by the Board of Directors), (b) medical and other health insurance benefits for one year and (c) acceleration of all unvested stock options exercisable for a period of 60 days upon death, disability or termination without cause. The initial term of this agreement expires in 2000, but automatically renews for successive one-year periods unless the Company gives Mr. Caron six months written notice of non-renewal, which for the purposes of this agreement is treated as termination without cause.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors consisted of Robert P. Cook, Jane C.I. Hirsh and David A. Jenkins during 1998. Mrs. Hirsh serves as the Company's President of International Business. Mrs. Hirsh participated in two Compensation Committee meetings as a subset of the Board of Directors while an employee of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has adopted a policy that all transactions between the Company and its officers, directors, affiliates and principal shareholders be on terms no less favorable to the Company than terms of transactions with unrelated parties and be approved by a majority of disinterested directors. In addition, under the terms of the Governance Agreement (as hereinafter defined), until October 8, 1998 every transaction or series of related transactions between the Company and Hoechst (or any of its affiliates) and every corporate action which presents a potential conflict of interest between Hoechst (or any of its affiliates) and the Company and its other shareholders was subject to the prior approval of a majority of the Independent Directors (as defined in the Governance Agreement).

     Pursuant to the Product Agreement (as hereinafter defined) and certain other product distribution agreements, the Company purchased in 1998 an aggregate of approximately $45,163,000 in generic products from HMRI. The Company obtains its comprehensive general liability, product liability, umbrella liability and all risks property insurance coverage through an insurance and risk sharing arrangement with Hoechst Aktiengesellschaft ("Hoechst AG"), and its various subsidiaries, including Hoechst and HNA. Insurance coverage is provided through a wholly-owned insurance subsidiary of HNA, as well as by external parties. Total premiums paid by the Company for these insurance policies aggregated approximately $4,563,000 for the year ended December 31, 1998.

     At December 31, 1998, the Company was a 49% owner of Chia Tai Copley Pharmaceutical ("CTCP") which, in turn, was an 85% owner of Wuxi Chia Tai Copley Pharmaceutical ("WCTCP"). CTCP and WCTCP were formed to manufacture and market multi-source drug products in the People's Republic of China. The Company's investment in CTCP totaled $2.1 million at December 31, 1998. During 1995, the Company's Board of Directors voted to decrease the Company's financial commitment to and de-emphasize the Company's role in CTCP and WCTCP. Subsequently a subsidiary of Hoechst AG indicated its desire to purchase an interest in WCTCP and it is anticipated that upon transfer of its indirect ownership in WCTCP the Company will recover approximately $2.1 million of its investment in CTCP. In 1998, the Company wrote down its investment of $2.4 million to $2.1 million and reclassified it to a long-term related party receivable.

GOVERNANCE AGREEMENT

     On November 11, 1993, HCCP Acquisition Corporation ("HCCP"), a wholly-owned subsidiary of HNA, acquired a 51% interest in the Company on a fully diluted basis (the "Acquisition"). In connection with the Acquisition, the Company, HNA and HCCP entered into a Corporate Governance and Standstill Agreement dated as of October 8, 1993, as amended (the "Governance Agreement"), to govern the relationship between the Company and HNA and its affiliates. On October 8, 1998, the Governance Agreement expired by its terms, with the exception of certain limited protections that will continue in force as described below. Effective May 17, 1999, HCCP merged with and into Hoechst and, as a result of the merger,
(a) Hoechst became the direct beneficial owner of the Shares previously beneficially owned by HCCP and (b) Hoechst succeeded to the rights and obligations of HCCP under the Governance Agreement.

     Some of the more significant protections in the Governance Agreement that expired are: (a) the requirement that the Board of Directors consist of nine members, three being Company Directors, three being Hoechst Directors and three being Independent Directors (meaning jointly selected by the Company Directors and Hoechst Directors), and that committees of the Board of Directors be similarly constituted; (b) the prohibition against Hoechst and its affiliates acquiring additional shares (other than as necessary to maintain its pre-existing percentage ownership) or otherwise seeking to increase their control of ownership of the Company without the Company's consent (including the consent of at least one Company Director); (c) the prohibition against amendments of the Company's charter and by-laws without the consent of at least one Company Director; (d) the requirement that Hoechst vote its shares in accordance with all recommendations of the Board of Directors and not vote in opposition to any recommendation of the Board of Directors; (e) the requirement that all transactions between the Company, on the one hand, and Hoechst and its affiliates, on the other hand, and each transaction in which there is a potential conflict of interest between the Company and its shareholders (other than Hoechst and its affiliates) on the one hand, and Hoechst or its affiliates on the other hand, must be approved by a majority of the Independent Directors; and (f) the requirement that Hoechst not sell its shares to any person whom Hoechst knows would own 5% or more of the outstanding shares unless such person agrees in writing to be bound by the restrictions of the Governance Agreement and to forego certain benefits under the Governance Agreement.

     The restrictions that continue in effect are: (a) the prohibition against Hoechst or its affiliates acquiring shares of the Company without the approval of a majority of the Independent Directors, except in certain privately negotiated, unsolicited transactions which do not reduce the liquidity of the shares below the level expected to be necessary to maintain a viable market for the shares and liquidity for the Company's shareholders; and (b) the requirement that, so long as the Company is a public company, the Board of Directors include at least three Independent Directors. For these purposes, an "Independent Director" is a person who (i) is in fact independent, (ii) does not have any direct financial interest or any material indirect financial interest in Hoechst or the Company or any of their respective affiliates, and (iii) is not connected with Hoechst or the Company or any of their respective affiliates as an officer, employee, consultant, agent advisor, representative, trustee, partner, director (other than of the Company) or person performing similar functions. Other than these limited restrictions and subject only to such fiduciary duties as a majority shareholder may have to minority shareholders under Delaware Law, Hoechst, as a majority shareholder, will be able to exercise substantial control of the Company, including the right to decide in its discretion most matters requiring shareholder approval, such as the election of future members of the Board of Directors and approval of any proposed merger or acquisition of the Company.

PRODUCT AGREEMENT

     The Company and HNA entered into a Product Agreement dated as of October 8, 1993 (the "Product Agreement") to establish certain relationships between the Company and HNA and its affiliates concerning the supply of certain raw materials to the Company, the synthesis of certain new bulk active ingredients, the establishment of a managed care market development and sales organization with Hoechst-Roussel Pharmaceuticals Incorporated ("HRPI"), at that time an affiliate of HNA, and the right of the Company to act as a generic arm of HRPI with respect to any HRPI products which HRPI may decide to sell in a generic version as they come off patent. The Product Agreement also contemplated the Company pre-launching generic versions of certain HRPI products before the relevant patent expired. The Product Agreement expired on June 1, 1999.

     On June 30, 1995, HNA transferred its ownership of HCCP to Hoechst (the parent corporation of HNA), which assumed HNA's rights and obligations pursuant to the Governance Agreement. On January 1, 1996, HRPI was merged into HMRI, which was then a subsidiary of Hoechst and a sister corporation to HNA. On December 19, 1996, HMRI became a subsidiary of HMR Pharma, Inc. HMRI agreed to be bound by the Product Agreement to the extent that HRPI was bound; that is, the Product Agreement was in effect for products manufactured by the former HRPI but not for products manufactured by HMRI prior to the merger with HRPI nor for products developed by HMRI after January 1, 1996. Since the date of the Product Agreement, the Company has entered into specific distribution agreements with HRPI with respect to glyburide, micronized glyburide and pentoxifylline; HRPI's obligations under those agreements have also been assumed by HMRI. The Company does not expect to distribute any new or additional products pursuant to the Product Agreement.

             SECURITIES OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT

     The following table sets forth as of July 31, 1999 certain information regarding the ownership of shares of the Company's Common Stock by (i) each person who, to the knowledge of the Company, beneficially owned more than 5% of the shares of Common Stock outstanding at such date, (ii) each director of the Company, (iii) each Named Executive Officer and (iv) all directors and executive officers as a group:

                                                              AMOUNT AND NATURE
                                                                OF BENEFICIAL      PERCENT
NAME AND ADDRESS* OF BENEFICIAL OWNER                           OWNERSHIP(1)       OF CLASS
-------------------------------------                         -----------------    --------
Hoechst Corporation(2)......................................      9,934,100          51.4%
  30 Independence Blvd
  Warren, New Jersey 07059
Jane C.I. Hirsh(3)**........................................      1,404,563           7.2%
Theodore L. Iorio(4)**......................................      1,386,546           7.2%
Kenneth N. Larsen(5)........................................        135,370           ***
Daniel L. Korpolinski(6)....................................        101,089           ***
Wei-wei Chang(7)............................................         63,952           ***
Gene M. Bauer(8)............................................         40,966           ***
Daniel M.P. Caron(9)........................................         16,047           ***
Robert P. Cook(10)..........................................         15,000           ***
Charles T. Lay(11)..........................................          5,000           ***
Jess G. Thoene(12)..........................................          5,200           ***
Martin Zeiger(13)...........................................          1,000           ***
William K. Hoskins(13)......................................              0           ***
David A. Jenkins(13)........................................              0           ***
All directors and executive officers as a group (12
  persons)(14)..............................................      1,788,187           9.0%

---------------
 * Addresses furnished only for holders of five percent (5%) or more of the Common Stock

 **  c/o Copley Pharmaceutical, Inc., 25 John Road, Canton, MA 02021

 *** Less than 1%

 (1) To the Company's knowledge, except as otherwise noted in the footnotes to this table, each person or entity named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person.

 (2) Hoechst is wholly-owned by Hoechst AG, a large chemical and pharmaceutical company headquartered in Frankfurt, Germany. For a description of certain arrangements with respect to these shares, see "Certain Relationships and Related Transactions."

 (3) Consists of 112,500 shares issuable upon the exercise of outstanding stock options exercisable on July 31, 1999 or within 60 days thereafter ("Presently Exercisable Securities") and 25,321 shares allocated under the Company's Employee Stock Ownership Plan. Also includes: (i) 200,000 shares held of record by NMJ Limited Partnership, of which Mrs. Hirsh is a general partner; (ii) 886,016 shares held by Juliet Partners, of which Mrs. Hirsh is a general partner; (iii) 170,569 shares held of record by Romeo Partners, of which Mrs. Hirsh's husband, Dr. Mark Hirsh, is a general partner; and (iv) 7,757 shares allocated under the Company's Employee Stock Ownership Plan beneficially owned by Dr. Hirsh. Mrs. Hirsh has shared voting and investment power with respect to all shares listed.

 (4) Includes: (i) 45,000 shares issuable upon the exercise of Presently Exercisable Securities; (ii) 22,202 shares allocated under the Company's Employee Stock Ownership Plan; (iii) 653,454 shares held by The Theodore L. Iorio Standard Trust, a revocable trust of which Mr. Iorio is the beneficiary and settlor and over which Mr. Iorio has shared voting and investment power; (iv) 163,932 shares held by the Theodore L. Iorio Charitable Remainder Trust, of which Mr. Iorio is a co-trustee and over which Mr. Iorio has shared voting and investment power; and (v) 260,073 shares held by trusts for the benefit of certain members of Mr. Iorio's family, for which Mr. Iorio's spouse is custodian, the beneficial ownership of which Mr. Iorio disclaims. Mr. Iorio also disclaims beneficial ownership of shares held by the Theodore L. Iorio Charitable Remainder Trust.

 (5) Includes 58,415 shares issuable pursuant to Presently Exercisable
     Securities.

 (6) Consists of Presently Exercisable Securities.

 (7) Includes 57,500 shares issuable pursuant to Presently Exercisable
     Securities.

 (8) Includes 40,000 shares issuable pursuant to Presently Exercisable
     Securities.

 (9) Includes 10,000 shares issuable pursuant to Presently Exercisable
     Securities.

(10) Consists of Presently Exercisable Securities.

(11) Consists of Presently Exercisable Securities.

(12) Includes 5,000 shares issuable pursuant to Presently Exercisable
     Securities.

(13) Excludes 9,934,100 shares of common stock held by Hoechst, of which such person may be deemed an affiliate. Mr. Zeiger is Vice President of HMRI, a majority-owned subsidiary of HMR Pharma, Inc. which is wholly-owned by Hoechst AG. Mr. Hoskins was Vice President and General Counsel of HMRI and remains a consultant to HMRI. Mr. Jenkins is President of Hoechst, a subsidiary of Hoechst AG. Each of Messrs. Zeiger, Hoskins and Jenkins disclaims beneficial ownership of any shares held by Hoechst or any of its affiliates.

(14) Includes 404,504 shares issuable pursuant to Presently Exercisable Securities.

            SECTION 16 (a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16 (a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater-than-ten percent stockholders are required by SEC regulation to furnish the Company with all
Section 16 (a) forms they file.

     Based solely on a review of the forms received by the Company pursuant to
Section 16(a) of the Exchange Act and on written representations received by it, the Company believes that during 1998, the Company's directors, executive officers and persons who beneficially own more than ten percent of the Company's Common Stock complied with all applicable Section 16 (a) filing requirements.

                                                                         ANNEX B
                                                                  AUGUST 9, 1999

                            CIBC World Markets Corp.
                              425 Lexington Avenue
                               New York, NY 10017

Personal and Confidential

The Board of Directors
Copley Pharmaceutical, Inc.
25 John Road
Canton, MA 02021
Ladies and Gentlemen:

     You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Fairness Opinion") to the Board of Directors as to the fairness to stockholders of Copley Pharmaceutical, Inc. ("Copley" or the "Company"), other than Celanese AG, Hoechst Corporation, HCCP Acquisition Corporation or any of their respective affiliates (collectively, "Hoechst"), from a financial point of view, of the consideration to be received by such stockholders pursuant to the Agreement and Plan of Merger (the "Merger Agreement") by and among Teva Pharmaceuticals USA, Inc. ("Parent"), Caribou Merger Corporation ("Merger Subsidiary"), a wholly owned subsidiary of Parent, and Copley. The Parent is an indirect, wholly-owned subsidiary of Teva Pharmaceutical Industries Limited which has guaranteed the full and faithful performance of the obligations of Parent under the Merger Agreement. The Merger Agreement provides for, among other things, a transaction whereby the Merger Subsidiary will commence a tender offer (the "Offer") for all of the outstanding common stock, par value $0.01 per share, of Copley ("Common Stock"), and following the acceptance of shares tendered in the Offer, the Merger Subsidiary shall merge with and into the Company (the "Merger") as a result of which all remaining outstanding shares of Common Stock, other than shares (i) held in treasury, (ii) held by the Parent or the Merger Subsidiary or any wholly-owned subsidiary of Parent or the Company (iii) as to which appraisal rights are perfected shall be converted into the right to receive the Purchase Consideration (as defined below). The purchase price of the Common Stock in the Offer shall be $11.00 in cash ("Purchase Consideration.") We understand that approximately 51% of the outstanding shares of Common Stock is beneficially owned by Hoechst. The Offer and the Merger are collectively referred to as the "Transaction".

     In arriving at our Fairness Opinion we:

     (a) reviewed the draft Merger Agreement, dated August 5, 1999;

     (b) reviewed Copley's Annual Reports to stockholders, Proxy Statements and Annual Reports on Form 10-K, including the audited consolidated financial statements; for the fiscal years ended December 31, 1996, 1997, and 1998;

     (c) reviewed Copley's Quarterly Reports on Form 10-Q, including the unaudited consolidated financial statements; for the three months ended March 31, 1999 and the six months ended June 30, 1999;

     (d) reviewed financial projections of Copley prepared by Copley's management;

     (e) reviewed the historical market prices and trading volume for the Common Stock;

     (f) held discussions with senior management of Copley with respect to the business and prospects for future growth of Copley;

     (g) performed discounted cash flow analyses of Copley using certain assumptions of future performance provided to us by the management of Copley;

     (h) reviewed and analyzed certain publicly available financial data for certain companies we deemed comparable to Copley;

     (i) reviewed and analyzed certain publicly available financial information for transactions that we deemed comparable to the Transaction; and

     (j) performed such other analyses and reviewed such other information as we deemed appropriate.

The Board of Directors
Copley Pharmaceutical, Inc.
August 9, 1999

     In rendering our Fairness Opinion we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to us by the Company and their respective employees, representatives and affiliates. With respect to forecasts of future financial condition and operating results of Copley and its subsidiaries provided to us, we assumed at the direction of Copley's management, without independent verification or investigation, that such forecasts were reasonably prepared by Copley's management on bases reflecting the best available information, estimates and judgement of Copley's management. We have neither made nor obtained any independent evaluations or appraisals of the assets or the liabilities of Copley or such subsidiaries. We are not expressing any opinion as to the underlying valuation, future performance or long term viability of Copley following the Transaction. Our opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm the opinion.

     As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

     We acted as financial advisor to Copley in connection with the Transaction and to the Board of Directors of Copley in rendering this Fairness Opinion and will receive a fee for our services. CIBC World Markets has performed investment banking and other services for Copley in the past and has been compensated for such services. In the ordinary course of its business, CIBC World Markets and its affiliates may actively trade securities of Copley for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     In arriving at our opinion, we were authorized to solicit, and did solicit, interest from third parties with respect to the acquisition of the Company or its assets over the period of February 12, 1999 to August 6, 1999.

     Based upon and subject to the foregoing, and such other factors as we deem relevant, it is our opinion that, as of the date hereof, the Purchase Consideration to be received by the stockholders of the Company, other than Hoechst as to which we render no opinion, pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. This Fairness Opinion is for the exclusive use of the Board of Directors of Copley. Neither this Fairness Opinion nor the services provided by CIBC World Markets in connection herewith may be publicly disclosed or referred to in any manner by Copley without the prior approval by CIBC World Markets, such approval not to be unreasonably withheld or delayed. CIBC World Markets consents to the inclusion of this opinion in its entirety in any prospectus, proxy statement or solicitation/recommendation statement, as the case may be, filed with the Securities and Exchange Commission and delivered to stockholders of the Company.

                                          Very Truly Yours,

                                          CIBC World Markets Corp.

                                       B-2